2001 Annual Report

Companies seeking an IT services provider have many choices. What distinguishes the exceptional from the norm? The answer lies in relationships. Those intangible bonds that evolve from collaboration so close, customer and provider come to think and act in tandem — with a common focus on one unchangeable goal: the customer's success.

Collaboration Relationships Results

It's the way

Table of Contents

Perot Systems offers expertise and resources that span both the IT spectrum and the globe. Our proven business process and collaborative development approach provide powerful, results-driven solutions that accelerate growth, streamline operations, and create new levels of customer value.

Headquartered in Plano, Texas, Perot Systems has more than 400 clients and 8,000 associates in the United States, Europe, and Asia, with reported 2001 revenue of $1.2 billion. The company was founded in 1988 by Ross Perot and became a publicly traded company in February, 1999 (NYSE: PER).



A message from our Chairman

Dear Perot Systems Shareholders,

Thank you for being an investor in Perot Systems.

I have had the privilege of being in the information technology industry for more than 40 years.

One of the most fundamental lessons I have learned is that success in this industry is not determined by sophisticated hardware and software. Success is determined by the outstanding, committed, motivated teams of people who create the hardware and software, who provide the finest customer service, and who LOVE TO WIN!

I am pleased to report to our stockholders that the Perot Systems team is the best team I have ever had the privilege of being associated with — and I have worked with many great teams.

I would like to thank our president and CEO, Ross Perot Jr., for his outstanding leadership and tireless efforts in building and motivating this extraordinary team. Our focus will be on continuing to attract and train the best people in our industry and provide the finest long-term career opportunities available.

CMP Media's *InformationWeek* magazine annually publishes a list of the 500 most innovative users of information technology. The entire Perot Systems team is honored and proud that Owens & Minor, the nation's leading distributor of name-brand medical supplies and supply chain solutions, and one of our valued customers, was ranked number one on the 2001 *InformationWeek* list. We also congratulate four other valued Perot Systems customers, who were named to *InformationWeek's* prestigious top 500: Parsons Corporation, Tenet Healthcare Corporation, Hilton Hotels Corporation, and St. Joseph Health System. Steve Brown, CIO from Tenet, also was recognized by *CIO* magazine as one of the honorees for its 2001 top one hundred most innovative CIOs.

Computerworld magazine's Premier 100 IT Leaders list for 2002 recognized the leadership of three Perot Systems customers to whom we extend our congratulations. Steve Brown, CIO, Tenet Healthcare Corporation; Louis Gutierrez, CTO, Harvard Pilgrim Health Care, Inc.; and Douglas T. Jones,

CIO, Cedars-Sinai Health System, are at the forefront of their respective industries, and we're proud to serve on their teams.

Perot Systems is fortunate to be in a segment of the information technology industry that, because of our long-term contracts, maintains financial stability during economic cycles.

Interestingly, Perot Systems has even more business opportunities during an economic downturn, because companies using information technology are looking for ways to improve performance and reduce costs. Again and again, our great team has demonstrated its ability to accomplish these goals for our customers, as outlined in detail in the letter from our president and chief executive officer.

It is extremely important for Perot Systems to be very creative — always looking for better ways to serve our customers and to recognize and reward our team members who develop innovative, customer-oriented ideas.

I have every confidence that the performance of this outstanding team will make you very proud of Perot Systems in 2002 and beyond. Our priorities are the same as yours, since more than 72 percent of our team members own Perot Systems equity.

We will all continue to work night and day to provide the finest service to our customers and to produce reliable, predictable growth in revenues and profits each year.

Thank you for investing in Perot Systems.

Ross Perot
Chairman

"Success is not determined by sophisticated hardware and software. Success is determined by talented, creative, motivated people who are 100 percent dedicated to customer success, and who — LOVE TO WIN."



A letter from our President and CEO



Customer success
Our number one
Focus

To Our Shareholders,

On behalf of the men and women of Perot Systems, thank you for your continued confidence in our company. We have just completed a year of intense work shaping a tighter, smarter company with an even greater flexibility to meet our customers' needs. In the face of significant global economic challenges, I am pleased to tell you that we ended the year financially strong, positioned for even greater success in 2002.

We were guided by one overarching objective during 2001: to build on our accomplishments of the past few years by creating a more balanced, consistent, scalable Perot Systems.

In mid-January, our leadership team announced the plan by which we would meet this objective and make 2001 one of the most important years in Perot Systems 14-year history.

Our first move was to launch a new global operating model that we believe will enable us to build on our strengths in recurring revenue, drive cash flow, and create opportunities for growth. The model centers on our vertical operating groups in which we have developed deep domain expertise. These vertical groups tightly define our markets and provide a platform on which we can scale our industry groups over time. Implementing the model required pruning businesses that are incompatible with our long-term strategic makeup and honing in on those units with the potential to be best-in-class in their respective disciplines.

There were certain one-time costs involved in implementing this model. From an expense perspective, the model created approximately $111 million of nonrecurring costs during 2001. The company's operations, however, continued to deliver outstanding financial results. Excluding the one-time charges, we delivered 61 cents per share of earnings.

Our new operating model produced positive, across-the-board results that met or exceeded expectations, including:

- Our fourth consecutive year of growth in new business contract signings
- Aggregate year-to-year revenue growth of 25 percent in our three primary industry groups
- Expanded profit margins, with a pre-tax profit margin growing to 9.5 percent
- 20 percent EPS growth (excluding certain nonrecurring items) for the year
- A strong balance sheet, with $259 million in cash at year end

As you can see, the new operating model helped us achieve efficiencies and improvements in virtually every area. The entire Perot Systems team is now focusing full attention on meeting the needs of our valued customers in healthcare, financial services, and industrial services, as well as the travel, energy, and telecommunications industries. The support of our comprehensive infrastructure, software, and consulting organizations rounds out our full-service capabilities and allows us to respond immediately to individual customer needs.

Unified decision making

A seamless flow of information among our leadership team is an important component of Perot Systems smarter, streamlined operations. We prioritized investments within our businesses and shifted our focus from a build strategy to a buy strategy in 2001. As a result, we acquired the assets of three healthcare businesses, Advanced Receivables Strategy, Inc., Claim Services Resource Group, Inc., and Covation LLC.



Advanced Receivables Strategy, Inc. (ARS) is a successful, independent provider of back-office services in the healthcare industry. ARS is now helping our healthcare customers optimize revenue and improve cash flow.

Claim Services Resource Group, Inc. (CSRG) is a leader in providing claims processing services to health insurance and managed-care clients. CSRG sharpens Perot Systems competitive edge in healthcare.

Our acquisition of Covation's assets enhances our ability to serve the software, hardware, and administrative needs of the managed-care industry. Combined with our December 2000 acquisition of Health Systems Design Corporation (HSD), these assets are integral to our product strategy and strengthen our leadership position in the healthcare industry.

Our people put our customers first

Throughout the acquisitions and other changes made during the year, we never wavered from our long-standing tradition of investing in our people and retaining our top talent. I am very proud to say that Perot Systems associates are among the industry's most experienced. We put our collective knowledge, maturity, and judgment to work every single day to find new ways to enhance our customers' success.



Engineering breakthroughs
For companies
Worldwide

Balanced, Consistent Growth

The instruments for balanced, consistent, scalable growth are now in place, and Perot Systems is positioned stronger than ever before to serve the needs of the expanding IT services marketplace. Industry analysts predict that the IT industry will surpass $1.3 trillion by 2004. As more businesses focus on their core functions, they will increasingly outsource IT and administrative functions to companies that are able to deliver superior speed, quality, and cost efficiency.

Our plan for consistent quarter-to-quarter, year-to-year growth is based on a balance of new contract signings, expansion of current contracts, and recurring revenues. In 2001 we achieved nearly $700 million in contract renewals and extensions. And, I am proud to report that our top 10 customers are now contracted through 2006.

In order to ensure recurring revenues, we employ an intense level of accountability in each of our industry units. With a systematic evaluation methodology in place, our leadership team tracks performance and proactively adjusts strategies and tactics to achieve our growth targets.

Collaboration is Key

Throughout the past year, more than 400 companies around the world experienced this truth firsthand: Perot Systems does not just work *for* our customers, we work *with* our customers. That is how we ensure that the IT and business solutions we create and deploy are always in our customers' best interests and therefore meet their long- and short-term goals. We integrate business consulting services, technology-enabled back-office functions, a blend of traditional and innovative technologies, and industry-specific expertise to deliver solutions that produce measurable results for our customers.

When our customers succeed, we know we have done our job right. I would now like to





Gayle Simkin, Chief Information Officer, CHW, and John Furniss, Perot Systems Account Manager

Breakeven budget
Benchmark accountability
Improved performance

share with you a few of the many successes enjoyed by our customers in 2001.

In the healthcare market Perot Systems is privileged to be associated with industry leaders who value the power of strategic IT and business solutions. The practices and procedures that we deliver have been so successful for our healthcare customers, we are now replicating these methodologies for customers throughout each of our market segments.



Catholic Healthcare West

Catholic Healthcare West (CHW) recently outsourced its information technology operations to Perot Systems. Why? Because they wanted to leverage our proven capabilities and performance record within the healthcare industry.



CHW began as a healthcare system with 10 hospitals. After more than a decade of growth, the company has emerged as the largest Catholic healthcare system in the Western U.S. — with 42 hospitals serving more than 300,000 patients. Integrating so many diverse technologies posed a huge challenge.

Our goal was to help lower IT operational costs while improving customer service and satisfaction. We were proud to help transition CHW's multiple area-based IT operations into a single operational entity that provides enterprise-wide services. After just five months, CHW reported significant progress

"Working with Perot Systems is like working with a team of futurists. They tell you what the future will look like and they go make it happen."

— Gayle Simkin, Chief Information Officer, CHW



Tough challenges

Transcendent vision

Tenet of success



second-generation, secure Web portal that gives Tenet employees, clinicians, patients, and medical service providers Internet access to shared information.

In July, Tenet extended its contract with Perot Systems for 10 additional years. We look forward to the next decade of helping Tenet maintain IT solutions that improve consumer relations and reduce costs.

toward its targeted $101 million in performance improvements and a breakeven budget by the end of 2002.

Tenet Healthcare Corporation

Tenet Healthcare Corporation is another customer with whom we are pleased to work as we assist in their goal to become the "gold standard" in healthcare. We are now helping create and deploy e-Tenet, a



"Perot Systems has crafted a solution that is on target in every way with our new 'gold standard' for healthcare excellence."

— Stephen F. Brown, Executive VP and CIO, Tenet Healthcare Corporation



120-year legacy
Four generations
One IT alliance

Owens & Minor, Inc.

In addition to meeting the IT needs of some of the world's leading healthcare companies, we also team up with businesses that support the healthcare industry, such as Owens & Minor, Inc. This fourth-generation company with a 120-year legacy was named the number one most innovative and influential company in CMP Media's *InformationWeek* 500, and no one could be more pleased for them than we are.

Perot Systems was proud to help Owens & Minor achieve a $200 million annual sales run rate through their e-Commerce Web site. Owens & Minor and Perot Systems were made for each other. We're both large companies, but we share small-company values about relationships, commitment, and trust.

Staying abreast of the latest technology-enabled solutions is critical in every industry sector today, but particularly in the financial services



marketplace. Perot Systems is proud to help our financial customers leverage technology-enabled business improvement and IT services to capitalize on new opportunities and to provide the very best service to their own clients.

"Teaming with Perot Systems is one of the best decisions that Owens & Minor has ever made."

— Gilmer Minor III, CEO, Owens & Minor, Inc.



Robert Wallach, President, The Rubber Plan Corporation, [illegible], [illegible] Systems Account Manager and [illegible], CIO, The Rubber Plan Corporation

10-year relationship
Winning results
12 more years

The Robert Plan Corporation

The Robert Plan Corporation is a prime example of the long-standing and valued customers served by our financial team. For more than a decade, this leading provider of property-casualty insurance services had entrusted a portion of their IT outsourcing to Perot Systems. Robert Plan recently extended our relationship for 12 more years with a $185 million contract.



It is our great privilege to provide Robert Plan with a full range of information technology services, from comprehensive application management and software development to change management. We're especially excited to work collaboratively on a proprietary information management system geared to process more than $1 billion in annual premium volume.



"Perot Systems provides cutting-edge thinking and technology with consistent predictability, reliability, and outcome. It's a win-win relationship."

— Robert Wallach, President, The Robert Plan Corporation



Legendary brand

Call center overload

Smart solution

Like our healthcare and financial services clients, the businesses served by Perot Systems industrial services team are leaders in their respective fields. We provide mission-critical IT solutions for a wide range of engineering, procurement and construction, automotive, and other industrial/manufacturing customers. Volkswagen of America, Calgon Carbon, and Parsons are among the customers with whom we are privileged to do business in the industrial sector.



Volkswagen of America, Inc.

Some of Perot Systems customers need IT services that will improve their competitive positioning. Others, such as Volkswagen of America (VWoA), require seamless Business Process Outsourcing (BPO) solutions to *maintain* their leadership position. As the number one European importer in the U.S., VWoA receives more than a million customer contacts every year, and Perot Systems is proud to provide solutions that keep their Customer Contact Center running smoothly.

"Volkswagen of America's number one commitment is to continue improving customer loyalty and satisfaction. In order to do that, we must team with a company whose leadership is as committed to this goal as we are," said Eric Johnston, Executive Director of Service and Parts of Volkswagen of America. "This new agreement with Perot Systems is a reflection of the relationships we have been building for years. Together we are committed to make good things happen for Volkswagen and Audi customers."

I'm happy to report that VWoA confirmed their long-standing trust in Perot Systems by extending their Business Process Outsourcing agreement through 2006.



Parsons construction management project on Chattahoochee Tunnel, Atlanta, Georgia

Grueling conditions
Goliath projects
Great expectations



Calgon Carbon Corporation

Welcoming new customers to the Perot Systems family is always a pleasure. In January 2001, Calgon Carbon, a world leader in water, wastewater, and other environmental applications, awarded Perot Systems a 10-year contract.

Calgon Carbon faced several process and IT challenges that had affected their bottom line. We came in with an experienced team; proposed a full outsource, committed to the customer's stringent requirement for systems and IT expense predictability; and offered flexibility in handling IT projects outside the contract's original scope.

"Since signing with Perot Systems, our systems uptime has increased over 10 percent and our overall IT expenditures have decreased," said Bill Cann, Chief Financial Officer, Calgon Carbon Corporation.

Likewise, we are extremely pleased to facilitate all IT requirements for Calgon Carbon, freeing the company to focus 100 percent on managing and growing its core business.

Parsons Corporation

Every customer presents its own unique IT needs, and our associates do an outstanding job in meeting the most exacting requirements. We're especially proud of how we've met the singular challenges presented by Parsons Corporation.



Parsons project at Mafraq Wastewater Treatment Plant, Abu Dhabi

Parsons applies professional, technical, and management solutions to projects that range from managing one of the largest design-build transportation jobs in the U.S. to rebuilding the

"Perot Systems has made a major impact on Parsons, giving us reliable systems and a competitive advantage. Congratulations on another year well done!"

— Jim McNulty, CEO, Parsons Corporation


Lufthansa Cargo
London
Bangkok

Photo: Frieder Blickle/Lufthansa D 115-21-C 719

Seamless integration

Streamlined orders

Five seconds or less

infrastructure, schools, and medical facilities in war-torn Bosnia and Kosovo. Parsons requires an enterprise network that is robust, scalable, and compatible with extreme conditions in remote locations.

We're now in our fifth year as Parson's full-outsourcing IT and network management resource, and we are thrilled to respond to the demanding needs of this world-class company.

During the past decade, innovation and an expanding global marketplace have combined to drive unprecedented growth in many strategic markets and industries. Perot Systems is committed to nurturing enterprises in these strategic markets where significant growth potential exists, and we're proud to be associated with clients such as La Quinta Inns, Wyndham Hotels, and ANC Auto Rental. As with our primary vertical market customers in healthcare, financial services, and industrial services, we offer these strategic-market clients a fully integrated, comprehensive line of IT solutions.



Lufthansa Cargo AG

Lufthansa Cargo AG is a frontrunner in the international scheduled airfreight industry and one of our key strategic-market customers. In order to maximize efficiency and streamline operations, Lufthansa Cargo wanted to create an Internet-based order management solution that would integrate seamlessly with existing legacy systems, tighten the booking process, and handle 80 percent of all transactions in under five seconds.

To meet this challenge, we called upon HPS, our unconsolidated joint venture with HCL Technologies, Ltd., a leading technology and software engineering services firm in India. HPS teamed with local project managers,


Budget

4,500 dealers
30,000 vehicles
Geared for success

domain experts in transportation, and Lufthansa Cargo's information technology group in Germany. The joint effort utilized a flexible on-site/off-shore application development model for the launch of Lufthansa Cargo's "eBooking" solution.

Through tight collaboration, the Perot Systems/Lufthansa Cargo team delivered a streamlined order management process using the agility of the Internet to Lufthansa's customers. To our great satisfaction, Lufthansa Cargo recently extended its contract with Perot Systems for eBooking application development and maintenance.

"Perot Systems application development skills, combined with their solid domain expertise have provided a significant contribution in the development of our new eBooking application. This further enhances our competitive advantage and positions us well to continue being the market leader in the air cargo industry," said Jean-Peter Jansen, CEO, Lufthansa Cargo AG.

Budget Truck Group

Legacy IT systems present challenges for even the most successful companies today. When Budget Truck Group's legacy system began compromising its thriving operations, Perot Systems was eager to help. We implemented a comprehensive enterprise systems management solution that proactively monitors the hardware, software, and network connections used to track and rent the company's 30,000-vehicle fleet.

As a result, Budget's truck utilization is up 200 basis points and revenue per unit increased by more than seven percent. "We fully expect our positive trends to continue," said Mark Sotir, President and COO, "in large part due to the services performed by Perot Systems."

We are honored to do our part in helping Budget Truck Group operate at peak efficiency with reduced IT costs.

Hilton Hotels Corporation

When Hilton Hotels Corporation needed to pinpoint the property management technology best suited for its future integrated hospitality systems strategy, Perot Systems was happy to be of assistance. We recommended and helped implement a cost-effective re-engineering of Hilton's existing System 21 property management software.



It is our great pleasure to assist Hilton Hotels Corporation, and we look forward to servicing this valued customer for many years to come.

Burger King Corporation

Like Hilton and so many of our customers, Burger King Corporation needed to optimize its IT environment and bring operational costs to a predictable and efficient level.

We migrated the company's critical applications to Perot Systems technology center in Plano, Texas, and upgraded the company's hardware and software. The result? Burger King increased its processing power and improved the reliability of its infrastructure.

Under our multi-year contract with Burger King Corporation, Perot Systems is now providing data center management, help desk support, enterprise systems management, and global network management services.



"Perot Systems put in place an environment for Burger King Corporation to vastly improve its technology processing. The Perot team is world-class in our book."

— Rafael Sanchez, CIO, Burger King Corporation

OUR CUSTOMERS ARE OUR MEASURE OF SUCCESS

Perot Systems is 100 percent focused on customer success. By forming close, lasting relationships that help our clients achieve their goals of market leadership and profitability, Perot Systems also succeeds.

With 2001 behind us, I am happy to report that Perot Systems plan for consistent growth is working. Execution is under way. And, opportunities exist for our customers, our shareholders, our suppliers, and our company to prosper in the year ahead, a vision that is fueled by these facts:

- 84 percent of our business is derived from long-term contracts
- Our top 10 clients are contracted through 2006
- Our balance sheet is strong, with $259 million in cash
- Our receivables cycle is one of the shortest in the industry, with day-sales-outstanding at only 46 days



Our efforts to build a stronger, smarter, more scalable company are firmly in place. Every one of the quality individuals who serve on the Perot Systems team takes great pride in doing an outstanding job for our customers and in preserving the strong values that are at the foundation of everything we do. Thank you once again for your support and interest in Perot Systems. We have never been more excited about the future, nor more resolute in our commitment to success.

Ross Perot Jr.
President and Chief Executive Officer

Financials

FINANCIAL TABLE OF CONTENTS

Selected Financial Data

The following selected consolidated financial data as of and for the years ended December 31, 2001, 2000, 1999, 1998, and 1997 have been derived from the Company's Consolidated Financial Statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and related Notes to the Consolidated Financial Statements, which are included herein.

(in millions, except per share data)	Year Ended December 31,				
	2001	2000	1999	1998	1997
Operating Data(1):					
Revenue	$1,204.7	$1,105.9	$1,151.6	$993.6	$781.6
Direct cost of services	949.7	851.6	875.8	787.9	636.3
Gross profit	255.0	254.3	275.8	205.7	145.3
Selling, general and administrative expenses	256.6	197.9	169.2	140.3	125.7
Compensation charge related to acquisition	–	22.1	–	–	–
Goodwill impairment	–	–	–	4.1	–
Purchased research and development	–	–	–	–	2.0
Operating income (loss)	(1.6)	34.3	106.6	61.3	17.6
Interest income, net	8.9	16.6	10.9	4.2	0.6
Equity in earnings (loss) of unconsolidated affiliates	8.4	(4.3)	9.0	7.9	4.1
Other income (expense), net	(1.9)	45.1	(0.7)	2.8	(2.8)
Income before taxes	13.8	91.7	125.8	76.2	19.5
Provision for income taxes	16.5	36.2	50.3	35.7	8.3
Net income (loss)	$ (2.7)	$ 55.5	$ 75.5	$ 40.5	$ 11.2
Basic earnings (loss) per common share(2)	$ (0.03)	$ 0.58	$ 0.85	$ 0.53	$ 0.14
Weighted average common shares outstanding(2)	99.4	96.2	88.4	76.9	78.3
Diluted earnings (loss) per common share(2)	$ (0.03)	$ 0.49	$ 0.67	$ 0.42	$ 0.12
Weighted average diluted common shares outstanding(2)	99.4	113.5	113.2	97.1	95.2
Balance Sheet Data (at Period End):					
Cash and cash equivalents	$ 259.2	$ 239.7	$ 294.6	$144.9	$ 35.3
Total assets	757.6	673.2	613.9	382.1	267.1
Long-term debt	–	0.4	0.6	1.5	2.9
Stockholders' equity	530.8	501.1	390.7	142.6	93.3
Other Data:					
Capital expenditures	$ 30.7	$ 30.7	$ 25.2	$ 25.4	$ 46.1

(1) The Company's results of operations include the effects of business acquisitions made in 2001, 2000 and 1997. See Note 4 of the Notes to the Consolidated Financial Statements included herein for a discussion of the business acquisitions made in 2000 and 2001. In addition see Notes 2, 5, and 17 to the Consolidated Financial Statements included herein for discussions of significant charges recorded during 2001 and 2000.

(2) All common share numbers and per common share data reflect a two for one stock split effected in January 1999.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following commentary should be read in conjunction with the Consolidated Financial Statements and related Notes to the Consolidated Financial Statements, which are included herein.

Overview

The Company is a worldwide provider of technology services and business solutions to a broad range of customers. The Company offers customers a breadth of services, including technology outsourcing, the development and integration of systems and applications, business and technology consulting, and business process outsourcing services. The Company's operations are classified into two primary lines of business (also called segments): IT Solutions and Consulting. The IT Solutions segment provides services to customers primarily under long-term contracts in strategic relationships. These services include technology and business process outsourcing as well as high value short-term projects and consulting capabilities. The Consulting segment provides services relating to the implementation of enterprise resource planning, supply chain management, design, development, implementation, and maintenance of applications, and various other activities. The IT Solutions segment accounts for approximately 95% of the Company's revenue in 2001 and is expected to account for a majority of the Company's revenue in 2002.

The Company provides services under contracts containing pricing provisions that relate to the level of services supplied by the Company ("level-of-effort"), provide for a set fee to be received by the Company ("fixed-price"), or link the revenue to be received by the Company to a customer-specific data point, such as the number of transactions processed or computing minutes consumed ("unit-price"). Many of the Company's contracts combine more than one of these types of provisions. Revenue from level-of-effort contracts is based on time and materials, direct costs plus an administrative fee (which may be either a fixed amount or a percent of direct costs incurred), or a combination of these methods and may be based on a set fee for a specified level of resources that is adjusted for incremental resource usage. Revenue from fixed-price contracts is recognized using the percentage-of-completion method and is earned based on incurred contract costs to date as a percentage of the most recent estimated total contract costs. Revenue from unit-price contracts is recognized based on technology units utilized or by number of transactions processed during a given period. For unit-price contracts, the Company establishes a per-unit fee based on the cost structure associated with the delivery of that unit of service.

The Company continuously monitors its contract performance in light of customer expectations, the complexity of work, project plans, delivery schedules, and other relevant factors. Provisions for estimated losses, if any, are made in the period in which the loss first becomes probable and can be reasonably estimated. Other contract-related accrued liabilities are also recorded to match contract-related expenses in the period in which revenues from those contracts are recognized.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the year ended December 31, 2001 to the year ended December 31, 2000

Total revenue increased in 2001 by 8.9% to $1,204.7 million from $1,105.9 million in 2000. This increase was due to the IT Solutions segment in which revenue increased $128.9 million in 2001, offset by decreases in revenue of $15.4 million in the Consulting segment and a $14.7 million decrease for all other operating areas.

Revenue for the IT Solutions segment increased 12.7%, or $128.9 million, in 2001 to $1,142.2 million from $1,013.3 million in 2000. This increase was primarily attributable to $55.7 million in revenue from contracts signed during the past twelve months, a $27.5 million increase in the UBS AG ("UBS") contract, and $57.8 million in revenue from three recent acquisitions. These increases were offset by an overall net decrease of $12.1 million due primarily to declines in project related services performed in this segment. Revenue from UBS increased to $290.5 million in 2001 from $263.0 million in 2000 due to increased spending on infrastructure services. The acquisitions consist of Health Systems Design Corporation, which was acquired during December of 2000, certain assets of Covation, LLC acquired during the first quarter of 2001, and Advanced Receivables Strategy, Inc. ("ARS") acquired during the third quarter of 2001. Revenue declines in project related services are primarily due to the discontinuation of geographic project sales efforts and a weakening market for such services.

Revenue from the Consulting segment decreased 19.9%, or $15.4 million, to $62.0 million in 2001 from $77.4 million in 2000 due to a weakening market for such services.

Domestic revenue grew by 11.0% in 2001 to $891.0 million from $802.6 million in 2000, and increased as a percent of total revenue to 74.0% from 72.6% in the prior year. This increase is a result of new contract signings and acquisitions in 2001 and 2000 which were primarily domestic.

Non-domestic revenue, consisting of European and Asian operations, increased by 3.4% in 2001 to $313.7 million from $303.3 million in 2000, but decreased as a percent of total revenue to 26.0% from 27.4% over the same periods. The largest components of European operations were the United Kingdom and Switzerland. In the United Kingdom revenue for 2001 decreased slightly to $152.1 million from $153.7 million in revenue for 2000. In Switzerland, revenue for 2001 increased slightly to $43.7 million from $42.0 million in revenue for 2000. Asian operations generated revenue of $24.7 million, or 2.1% of total revenue, and $21.3 million, or 1.9% of total revenue, in 2001 and 2000, respectively.

On March 30, 2000, the Company completed the acquisition of Solutions Consulting, Inc. ("Solutions Consulting"). All pre-acquisition revenues and operating expenses of Solutions Consulting have been included in the consolidated statements of operations for the year ended December 31, 2000, and pre-acquisition operating earnings have been eliminated in Other income (expense), net, as permitted by Accounting Research Bulletin 51, "Consolidated Financial Statements." During the first quarter of 2000, the Company incurred a $22.1 million compensation charge that was a direct result of the acquisition of Solutions Consulting.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Direct costs of services increased in 2001 by 11.5% to $949.7 million from $851.6 million in 2000. A portion of this increase was attributable to $25.9 million in charges in connection with certain non-recurring expenses recognized by the Company during 2001. These non-recurring consists of the write-down of an intangible asset associated with the contract of $8.5 million, amounts owed for services performed of $8.2 million, and certain contract related costs of $4.2 million. Gross margin decreased to 21.2% of total revenue in 2001 as compared to 23.0% of total revenue in 2000. Excluding the $25.9 million in non-recurring charges incurred during 2001, gross margin would have increased to 23.3% of total revenue. This increase is primarily due to the exiting of a separately identifiable unprofitable operation in the first quarter of 2001. These cost savings were partially offset by a change in revenue mix from higher profit margin services, including project and discretionary services, to infrastructure services and by declines in margin on several telecommunications contracts.

Selling, general and administrative expenses ("SG&A") increased in 2001 by 29.7% to $256.6 million from $197.9 million in 2000 and increased as a percent of total revenue to 21.3% from 17.9%. Both years were impacted by non-recurring charges. As described in more detail below, during 2001 the Company recorded $69.7 million of non-recurring charges as a result of its realigned operating structure. During 2000, the Company recorded a non-recurring charge of $19.3 million, composed of $17.3 million of asset impairments and $2.0 million related to the abandonment of certain facilities. Excluding these non-recurring charges, SG&A would have been $186.9 million, or 15.5% of total revenue for 2001, and $178.6 million or 16.2% of total revenue for 2000. The decrease as a percent of total revenue is due to cost reductions made in connection with realigning the Company's operating structure in 2001.

Interest income, net, decreased by 46.4% to $8.9 million in 2001 from $16.6 million in 2000 due to a decrease in the average cash balance in 2001 as compared to 2000 and an overall decrease in interest rates.

Equity in earnings of unconsolidated affiliates was $8.4 million in 2001 compared to equity in losses of $4.3 million in 2000. During 2001, equity in earnings from HCL Perot Systems N.V. ("HPS"), a software joint venture based in India, increased to $9.2 million from $8.5 million in 2000. In 2000, these earnings were offset by equity losses of $14.2 million from start-up joint ventures, which included a $9.1 million charge to adjust the carrying amount of the Company's investment in one of these joint ventures. Losses from these start-up joint ventures totaled only $0.7 million during 2001, and no losses are anticipated during 2002.

Other income (expense), net, decreased in 2001 to $1.9 million of expense from $45.1 million of income in 2000, primarily due to non-recurring activities in 2000. Non-recurring items during 2000 included a $38.9 million realized net gain from the sale of a 40% equity interest in Systor AG ("Systor"), a subsidiary of UBS, and a net gain of $15.0 million from the partial sale of an investment in marketable equity securities. These gains were partially offset by the elimination of $3.5 million of the pre-acquisition earnings of Solutions Consulting for the first quarter of 2000 and $7.7 million from the impairment of an investment in marketable equity securities during 2000.

During 2001, the Company realigned its operating structure, resulting in non-recurring charges of $74.7 million, of which $33.7 million was recorded during the first quarter of 2001 and $41.0 million was recorded during the third quarter of 2001. These charges are reflected in the consolidated statements of operations as follows: $5.0 million is recorded in Direct cost of services and $69.7 million is recorded in SG&A. These charges are composed of the following:

- $39.6 million related to the elimination of approximately 900 administrative and non-billable positions in all business functions and in all geographic areas of the Company;
- $25.9 million for the consolidation and closure of facilities, including those facilities impacted by the Company's realigned operating structure and the consolidation of the Company's Dallas area operations into one facility located in Plano, Texas; and
- $9.2 million related to adjustments to reduce the basis of certain facility related assets and the basis of software and other assets used in exited service offerings to their net realizable value.

The $74.7 million in non-recurring charges during 2001 includes $13.6 million in asset basis adjustments and other non-cash items and $61.1 million of liabilities that will be settled in cash, of which $33.2 has been paid as of year-end. The remaining balance is expected to be substantially settled by September 30, 2003.

The savings that resulted from these actions were used to offset profit pressures from lower discretionary spending by customers on projects, to expand profit margins, and to return to at-market bonus and incentive programs for our associates.

During 2001 the Company recorded an $11.0 million valuation allowance against certain foreign deferred tax assets. This charge was recorded in accordance with the provisions of Statement of Financial Accounting Standards No. ("FAS") 109, "Accounting for Income Taxes," which requires that a valuation allowance be established when there is significant uncertainty as to the ultimate realization of deferred tax assets. Excluding this $11.0 million charge, the Company's effective tax rate for 2001 would have been 39.5%, which is consistent with the effective tax rate for 2000.

Comparison of the year ended December 31, 2000 to the year ended December 31, 1999

Total revenue decreased in 2000 by 4.0% to $1,105.9 million from $1,151.6 million in 1999. This decrease was due to the IT Solutions segment in which revenue decreased $74.1 million in 2000. This decrease is offset by an increase in revenue of $41.0 million in the Consulting segment in 2000. Revenue from all other operating areas declined $12.6 million in 2000.

Revenue from the IT Solutions segment decreased 6.8%, or $74.1 million, in 2000 to $1,013.3 million from $1,087.4 million in 1999. This decrease was primarily attributable to a $195.0 million decrease from three customers. Revenue from UBS decreased $81.2 million to $263.0 million in 2000 from $344.2 million in 1999. This decrease from UBS is primarily attributable to the completion in 1999 of merger-related integration work associated with the 1998 merger of Swiss Bank and Union Bank of Switzerland. Revenue from East Midlands Electricity (IT) Limited ("EME") decreased $76.5 million (excluding $10.6 million in revenue from a termination related payment received in 1999) due to the termination of the Company's contract with EME following the acquisition of EME by PowerGen plc. Revenue from ANC decreased $37.3 million due to the Company's completion of the development of the Odyssey reservation system and the transition of this contract into the operating phase. These decreases were offset by an $89.6 million increase from new sales signed during 2000 and a net increase from other existing customers of $31.3 million.

Revenue from the Consulting segment increased 112.6%, or $41.0 million, to $77.4 million in 2000 from $36.4 million in 1999 due to the acquisition of Solutions Consulting during 2000, which contributed $47.1 million in revenue for 2000.

Domestic revenue grew by 5.5% in 2000 to $802.6 million from $760.9 million in 1999, and increased as a percent of total revenue to 72.6% from 66.1% in the prior year, due primarily to the acquisition of Solutions Consulting.

Non-domestic revenue, consisting of European and Asian operations, declined by 22.4% in 2000 to $303.3 million from $390.7 million in 1999, and decreased as a percent of total revenue to 27.4% from 33.9% over the same periods. The largest components of European operations were the United Kingdom and Switzerland. In the United Kingdom revenue decreased 36.2% in 2000 to $153.7 million from $241.0 million in 1999 due primarily to the termination of the EME agreement. In Switzerland, revenue decreased 34.0% in 2000 to $42.0 million from $63.6 million in 1999 due to the revenue decrease from UBS. Asian operations generated revenue of $21.3 million, or 1.9% of total revenue, and $18.9 million, or 1.6% of total revenue, in 2000 and 1999, respectively.

Direct costs of services decreased in 2000 by 2.8% to $851.6 million from $875.8 million in 1999. Gross margin decreased to 23.0% of total revenue in 2000 as compared to 23.9% of total revenue in 1999. This decrease was due primarily to the termination of the EME agreement, reductions from UBS and ANC, and a decrease in profitability from short-term projects, including projects associated with new service offerings. These decreases were partially offset by a reduction in some personnel related expenses of $35.6 million and an increase of $18.4 million from Solutions Consulting. In 1999, gross margin benefited from the revised Year 2000 exposure estimate by $11.1 million and a net gain of $8.0 million from the termination of the EME agreement (revenue of $10.6 million less $2.6 million in termination related direct cost of services incurred).

Selling, general and administrative expenses increased in 2000 by 17.0% to $197.9 million from $169.2 million in 1999 and increased as a percent of total revenue to 17.9% from 14.7%. In the fourth quarter of 2000, the Company recorded a non-recurring charge of $19.3 million, composed of $17.3 million of asset impairments and $2.0 million related to the abandonment of certain facilities. Excluding this non-recurring charge, the remaining increase is due primarily to spending related to business development and sales. During the first quarter of 2000, the Company incurred a one-time $22.1 million compensation charge that was a direct result of the acquisition of Solutions Consulting.

Interest income, net, increased by 52.3% to $16.6 million in 2000 from $10.9 million in 1999 due to an increase in the average cash balance in 2000 as compared to 1999 and an overall increase in interest rates.

Equity in losses of unconsolidated affiliates was $4.3 million in 2000 compared to equity in earnings of $9.0 million in 1999. During 2000 the Company had equity in losses of $14.2 million from start-up joint ventures, which included a $9.1 million charge to adjust the carrying amount of the Company's investment in one of these joint ventures. In addition, equity in earnings from Systor decreased $2.4 million to $1.4 million in 2000 from $3.8 million in 1999, resulting from the first quarter of 2000 sale of this investment. These losses and decreases were partially offset by an increase in equity in earnings from HPS which increased to $8.5 million in 2000 from $5.2 million in 1999.

Other income (expense), net, increased in 2000 to income of $45.1 million from an expense of $0.7 million in 1999, primarily due to non-recurring activities in 2000. As discussed above, non-recurring items during 2000 included a $38.9 million realized net gain from the sale of our equity interest in Systor and a net gain of $15.0 million from the partial sale of our investment in marketable equity securities. These gains were partially offset by the elimination of $3.5 million of the pre-acquisition earnings of Solutions Consulting for the first quarter of 2000 and $7.7 million from the impairment of an investment in marketable equity securities.

Liquidity and Capital Resources

In 2001, cash and cash equivalents increased 8.1% to $259.2 million from $239.7 million at December 31, 2000.

Net cash provided by operating activities was $95.0 million in 2001 compared to net cash used in operating activities of $19.4 million in 2000. This increase was due primarily to a decline in year-end bonuses paid to associates during 2001 compared to 2000 of approximately $39.4 million and a $39.1 million change in the cash paid for income taxes, as the Company received a net income tax refund in 2001 of $17.8 million compared to net income tax payments of $21.3 million during 2000. The remaining increase in cash provided by operations is due to an increase in net income from operations adjusted for non-cash activities and charges.

Net cash used in investing activities was $84.2 million in 2001 compared to $31.3 million in 2000. This increase is primarily due to non-recurring items during 2000, including the receipt of proceeds of $26.5 million from the sale of marketable equity securities and $55.5 million from the sale of Systor. Partially offsetting these proceeds in 2000 were non-recurring expenditures of $15.0 million in a start-up joint venture and the purchase of an intangible asset from a customer in the amount of $14.9 million.

In 2001, net cash provided by financing activities was approximately $11.8 million compared to net cash used in financing activities of $0.9 million in 2000. This increase is due to proceeds received from the exercise of options to purchase the Company's Class A Common Stock in the amount of $15.8 million in 2001 compared to proceeds of $6.5 million during 2000. Additionally, the Company paid $8.8 million to repurchase shares of its Class A Common Stock during 2000 compared to $3.7 million of such purchases during 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company routinely maintains cash balances in certain European and Asian currencies to fund operations in those regions. During 2001, foreign exchange rate fluctuations adversely impacted the Company's non-domestic cash balances by $3.2 million, as British pounds, Swiss francs, and Euros all weakened against the U.S. dollar. The Company's foreign exchange policy does not call for hedging foreign exchange exposures that are not likely to impact net income or working capital.

Commitments

In June 2000, the Company entered into an operating lease agreement with a special purpose entity for the use of land, existing office buildings, improvements, as well as the development of data center facilities in Plano, Texas. This special purpose entity is a trust that is owned by a consortium of financial institutions, and the Company has no equity ownership and no managerial involvement in this entity.

The initial term of this lease extends through June 2005, with one optional two-year renewal period. At the end of the lease, the Company is required to either renew the lease, purchase the property for the lease balance, or arrange for the sale of the property to a third party, with the Company guaranteeing to the lessor proceeds on such sale of 100% of the original fair value of the land, plus 83% of the original fair value of the buildings and any additional improvements. The fair value of the facilities, upon completion of certain construction activities, is expected to be approximately $75.0 million. Rent expense under this operating lease is equal to the interest expense owed by the special purpose entity to the banks and is a variable amount equal to LIBOR plus 104 basis points (2.9% at December 31, 2001) on approximately $75.0 million. Management believes this lease rate is less than prevailing market lease rates for similar facilities.

The Company does not consolidate this entity. If accounting rules were to change and the Company was required to consolidate this entity, assets and debt would increase by approximately $75.0 million and the Company would incur an additional depreciation charge of approximately $4.3 million per year. This lease contains certain standard financial covenants which, if not met, may require the Company to repay the approximately $75.0 million to the special purpose entity. The Company is currently in compliance with all covenants and expects to remain in compliance. If the Company were ever required to repay the approximately $75.0 million, then this payment would be recorded as the purchase of land, buildings, and improvements, which the Company is currently leasing. As a result of such payment, the Company would record an asset on its consolidated balance sheet of approximately $75.0 million and would incur an additional depreciation charge of approximately $4.3 million per year.

As discussed in Note 11, "Commitments and Contingencies," of Notes to Consolidated Financial Statements, the Company may be required to repurchase shares of its Class A Common Stock under a certain stock agreement and has other commitments under operating leases for data processing facilities, office space and computer equipment.

The Company has no committed line of credit or other borrowings and anticipates that existing cash and cash equivalents and expected net cash flows from operating activities will provide sufficient funds to meet its needs for the foreseeable future.

During 2001, the Company acquired substantially all of the assets of ARS. The purchase price consists of cash payments of $52.2 million and possible additional payments totaling up to $50.0 million over the next three years. The possible future payments are contingent on ARS achieving certain financial targets over the same period. ARS achieved its financial targets for 2001 and is due a $20.0 million payment during the first quarter of 2002. At the Company's discretion, up to 50% of this payment may be settled in Class A Common Stock of the Company valued at the date of settlement.

Critical Accounting Policies

The Consolidated Financial Statements and Notes to Consolidated Financial Statements contain information that is pertinent to management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and may result in materially different results under different assumptions and conditions. The Company believes that its critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to Consolidated Financial Statements.

Revenue Recognition

The Company provides services under level-of-effort, fixed-price, and unit-price contracts, with the length of contracts ranging up to twelve years.

Revenue from level-of-effort contracts is based on time and materials, direct costs plus an administrative fee (which may be either a fixed amount or a percent of direct costs incurred), or a combination of these methods and may be based on a set fee for a specified level of resources that is adjusted for incremental resource usage. For unit-price contracts, the Company establishes a per-unit fee based on the cost structure associated with the delivery of that unit of service. Revenue under these contracts is recognized when the Company performs the services in accordance with contractual performance standards. Customer prepayments are deferred and recognized over future periods as services are delivered or performed.

For fixed-price contracts, the Company recognizes revenue and profit as these contracts progress using the percentage-of-completion method of accounting, which relies on estimates of total expected contract revenue and costs. The Company follows this method since reasonably dependable estimates of the revenue and costs applicable to various elements of a contract can be made. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revisions become known. Accordingly, favorable changes in estimates result in additional revenue and profit recognition, and unfavorable changes in estimates result in a reduction of recognized revenue and profit. When estimates indicate that a loss will be incurred on a contract on completion, a provision for the expected loss is recorded in the period in which the loss becomes evident. Costs and estimated earnings in excess of billings, or unbilled revenue, on uncompleted fixed-price contracts totaled $34.0 million and $10.1 million at December 31, 2001 and 2000, respectively, and are included in Other non-current assets in the Company's Consolidated Balance Sheets.

Income Taxes

The Company accounts for income taxes in accordance with FAS No. 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. FAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

At December 31, 2001, the Company had deferred tax assets in excess of deferred tax liabilities of $54.8 million. Based upon the Company's estimates of future taxable income and review of available tax planning strategies, management determined that it is more likely than not that only $43.8 million of such assets will be realized, resulting in a valuation allowance of $11.0 million relating to certain foreign jurisdictions.

The Company evaluates quarterly the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. The Company has used tax planning strategies to realize or renew net deferred tax assets in order to avoid the potential loss of future tax benefits.

Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. Factors that may affect the Company's ability to achieve sufficient forecasted taxable income include increased competition and a decline in sales or margins.

Accounting Standards Issued

Financial Accounting Standards 141 and 142

In June 2001, the Financial Accounting Standards Board issued FAS 141, "Business Combinations" and FAS 142, "Goodwill and Other Intangible Assets." FAS 141 provides guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination completed after June 30, 2001, and requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, and instead requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

The Company will apply FAS 142 beginning in the first quarter of 2002. Application of the nonamortization provisions of FAS 142 is expected to result in an increase in net income of approximately $4.5 million ($0.04 per dilutive share) in 2002. Consistent with the treatment of intangible assets with indefinite lives under FAS 142, the Company will reclassify an assembled workforce intangible asset with an unamortized balance of $5.1 million (along with a related deferred tax liability of $0.5 million) at December 31, 2001, to goodwill at the date of adoption. The Company will test goodwill for impairment as of January 1, 2002, in the first quarter of 2002. The results of such tests are not expected to impact 2002 earnings.

Financial Accounting Standards 144

In October 2001, the Financial Accounting Standards Board issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and related literature and establishes a single accounting model, based on the framework established in FAS 121, for long-lived assets to be disposed of by sale, but it retains the fundamental provisions of FAS 121 for the recognition and measurement of the impairment of long-lived assets to be held and used. The Company is required to adopt FAS 144 no later than January 1, 2002. The Company believes that the adoption of FAS 144 will not have a material impact on its Consolidated Financial Statements.

Financial Accounting Standards Emerging Issues Task Force Issue 01-09

In November 2001, the Financial Accounting Standards Board Emerging Task Force ("EITF") reached a consensus on EITF Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." This EITF consensus concludes that consideration from a vendor to a customer is a reduction of the selling price of the vendor's products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement. Companies are required to adopt EITF 01-09 for fiscal years beginning after December 15, 2001, and are required to reclassify all prior period amounts to conform to the current period presentation. The results of such adoption will have no impact on the Company's financial statements as they have been prepared consistent with the guidance of EITF 01-09 for all periods presented.

Financial Accounting Standards Topic No. D-103

In November 2001, the Financial Accounting Standards Boards staff announced Topic No. D-103 ("Topic D-103"), "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred." This staff announcement is applicable to companies that provide services as part of their central on-going operations and incur incidental expenses that in practice are commonly referred to as "out-of-pocket" expenses, such as airfare, mileage, hotel stays, out-of-town meals, photocopies, and telecommunications and facsimile charges. Under Topic D-103, reimbursements received for these expenses incurred should be characterized as revenue in the income statement. In some cases, depending on the facts and circumstances, the Company had been recording these reimbursements as a reduction of expense. The Company is required to apply Topic D-103 for fiscal years beginning after December 15, 2001, and is required to reclassify all prior period amounts to conform to the current period presentation. The results of such adoption will increase revenue and expense by approximately $20.0 million for the year ended December 31, 2002, but will have no impact on net income. Due to the immateriality of such reimbursements in prior periods, previously reported revenues and expenses will not be restated upon adoption of this staff announcement.

Subsequent Event

On January 1, 2002, the Company acquired all of the outstanding shares of Claim Services Resource Group, Inc. ("CSRG"), a corporation that provides claims processing and related services to the health insurance and managed care customers in the healthcare industry. As a result of the acquisition, the Company expanded its business process capabilities available to its customers. Total consideration included $49.4 million in cash (net of $10.3 million of cash acquired) and $3.1 million in the form of 154,376 shares of the Company's Class A Common Stock. The transaction was accounted for as a purchase; accordingly, the results of operations of CSRG and the estimated fair value of assets acquired and liabilities assumed will be included in the Company's consolidated financial statements beginning on the acquisition date. The allocation of the excess of the purchase price over the net assets acquired (in the amount of $54.1 million) is pending completion of asset appraisals. The estimated fair value of goodwill will be assigned to the IT Solutions segment and will not be deductible for tax purposes.

Related Party Transactions

In September 2000, Ross Perot resigned as chief executive officer of the Company. He continues to serve the Company as chairman of the board of directors without cash or non-cash compensation. For the years ended December 31, 2000 and 1999, the Company has recorded compensation expense of $0.6 million and $0.8 million, respectively, with an offset to Additional paid-in capital on the consolidated balance sheets.

The Company is providing, under a three-year contract, information technology and energy management services for Hillwood Enterprises L.P., which is controlled and partially owned by Ross Perot, Jr. This contract includes provisions under which the Company may be penalized if its actual performance does not meet the levels of service specified in the contract, and such provisions are consistent with those included in other customer contracts. For the years ended December 31, 2001 and 2000, the Company recorded revenue of $1.5 million and $0.4 million and direct cost of services of $1.0 million and $0.2 million, respectively, and is expected to record revenue of approximately $4.6 million over the three-year term. Prior to entering into this arrangement, the Audit Committee reviewed and approved this contract.

Report of Independent Accountants

To the Board of Directors and Stockholders of
Perot Systems Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Perot Systems Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Dallas, Texas
February 12, 2002

Consolidated Balance Sheets

(dollars and shares in thousands)	As of December 31, 2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$259,178	$239,688
Accounts receivable, net	160,907	176,004
Prepaid expenses and other	24,420	24,877
Deferred income taxes	25,651	16,775
Total current assets	470,156	457,344
Property, equipment and purchased software, net	52,426	48,108
Goodwill, net	127,161	83,703
Deferred income taxes	18,104	24,655
Other non-current assets	89,751	59,342
Total assets	$757,598	$673,152
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 36,272	$ 35,294
Deferred revenue	8,707	20,090
Accrued compensation	20,009	16,333
Income taxes payable	19,443	9,148
Accrued and other current liabilities	121,728	82,989
Total current liabilities	206,159	163,854
Other non-current liabilities	20,670	8,243
Total liabilities	226,829	172,097
Commitments and contingencies		
Stockholders' equity:		
Class A Common Stock; par value $.01; authorized 200,000 shares; issued 100,239 and 96,295 shares in 2001 and 2000, respectively	1,002	963
Class B Convertible Common Stock; par value $.01; authorized 24,000 shares; issued and outstanding 1,784 in 2001 and 2000	18	18
Additional paid-in capital	331,057	305,320
Other stockholders' equity	206,147	200,637
Accumulated other comprehensive loss	(7,455)	(5,883)
Total stockholders' equity	530,769	501,055
Total liabilities and stockholders' equity	$757,598	$673,152

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(dollars and shares in thousands, except per share data)	For the Years Ended December 31, 2001	2000	1999
Revenue	$1,204,701	$1,105,946	$1,151,553
Costs and expenses:			
Direct cost of services	949,708	851,678	875,779
Selling, general and administrative expenses	256,635	197,854	169,176
Compensation charge related to acquisition	–	22,100	–
Operating income (loss)	(1,642)	34,314	106,598
Interest income, net	8,860	16,576	10,905
Equity in earnings (loss) of unconsolidated affiliates	8,379	(4,342)	8,976
Other income (expense), net	(1,827)	45,160	(650)
Income before taxes	13,770	91,708	125,829
Provision for income taxes	16,441	36,225	50,332
Net income (loss)	$ (2,671)	$ 55,483	$ 75,497
Basic and diluted earnings (loss) per common share:			
Basic earnings (loss) per common share	$ (0.03)	$ 0.58	$ 0.85
Weighted average common shares outstanding	99,437	96,189	88,350
Diluted earnings (loss) per common share	$ (0.03)	$ 0.49	$ 0.67
Weighted average diluted common shares outstanding	99,437	113,480	113,229

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(dollars and shares in thousands) — For the Years Ended December 31, 2001, 2000 and 1999

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Other*	Total Stockholders' Equity
Balance at January 1, 1999	$ 820	$ 72,936	$ 79,512	$(5,815)	$ 699	$(5,569)	$142,583
Issuance of Class A shares at initial public offering (7,475 shares)	75	108,051	–	–	–	–	108,126
Issuance of Class A shares under incentive plans (332 shares)	2	4,871	–	129	–	–	5,002
Exercise of stock options for Class A shares (5,938 shares)	20	1,522	–	6,354	–	(512)	7,384
Exercise of stock options for Class B shares (850 shares)	9	3,094	–	–	–	–	3,103
Class A shares repurchased (51 shares)	–	–	–	(668)	–	–	(668)
Note repayments and other	–	–	–	–	–	1,417	1,417
Tax benefit of employee options exercised	–	35,909	–	–	–	–	35,909
Deferred compensation, net of amortization	–	329	–	–	–	832	1,161
Net income	–	–	75,497	–	–	–	75,497
Other comprehensive income, net of tax							
Unrealized gain on marketable equity securities	–	–	–	–	13,992	–	13,992
Translation adjustment	–	–	–	–	(2,784)	–	(2,784)
Comprehensive income							86,705
Balance at December 31, 1999	$ 926	$226,712	$155,009	$ –	$ 11,907	$(3,832)	$390,722
Issuance of Class A shares under incentive plans (679 shares)	7	7,429	–	–	–	–	7,436
Issuance of Class A shares related to an acquisition (1,966 shares)	20	49,980	–	–	–	–	50,000
Exercise of stock options for Class A shares (3,251 shares, including 420 shares from treasury)	28	4,741	–	1,407	–	486	6,662
Class A shares repurchased (1,148 shares)	–	–	–	(8,795)	–	–	(8,795)
Note repayments and other	–	–	–	–	–	329	329
Tax benefit of employee options exercised	–	16,078	–	–	–	–	16,078
Deferred compensation, net of amortization	–	380	–	–	–	550	930
Net income	–	–	55,483	–	–	–	55,483
Other comprehensive income, net of tax							
Unrealized loss on marketable equity securities	–	–	–	–	(13,974)	–	(13,974)
Translation adjustment	–	–	–	–	(3,816)	–	(3,816)
Comprehensive income							37,693
Balance at December 31, 2000	$ 981	$305,320	$210,492	$(7,388)	$ (5,883)	$(2,467)	$501,055
Issuance of Class A shares under incentive plans (429 shares, including 119 shares from treasury)	3	3,692	–	1,206	–	–	4,901
Exercise of stock options for Class A shares (4,873 shares, including 1,239 shares from treasury)	36	5,427	–	9,920	–	(68)	15,315
Class A shares repurchased (784 shares)	–	–	–	(3,738)	–	–	(3,738)
Tax benefit of employee options exercised	–	17,128	–	–	–	–	17,128
Deferred compensation, net of amortization	–	(510)	–	–	–	861	351
Net loss	–	–	(2,671)	–	–	–	(2,671)
Other comprehensive loss, net of tax							
Unrealized gain on marketable equity securities	–	–	–	–	94	–	94
Translation adjustment	–	–	–	–	(1,666)	–	(1,666)
Comprehensive loss							(4,243)
Balance at December 31, 2001	$1,020	$331,057	$207,821	$ –	$ (7,455)	$(1,674)	$530,769

* *The Other balance as of January 1, 1999 includes $(3,654) of Deferred Compensation and $(1,915) of notes receivable from stockholders.*

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(dollars in thousands)	For the Years Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ (2,671)	$ 55,483	$ 75,497
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	35,100	28,154	27,434
Gain on sale of marketable equity securities	–	(17,503)	–
Gain on sale of unconsolidated affiliate	–	(38,851)	–
Impairment of long-lived assets	19,164	17,318	–
Impairment of investments	1,385	16,861	–
Equity in earnings of unconsolidated affiliates	(9,171)	(4,769)	(8,976)
Change in deferred income taxes	2,652	3,242	4,936
Other	2,732	2,986	3,888
Changes in assets and liabilities (net of effects from acquisition of businesses):			
Accounts receivable, net	24,690	(11,877)	(40,863)
Prepaid expenses	(4,673)	(4,691)	1,303
Other current and non-current assets	(31,802)	(27,569)	(3,240)
Accounts payable and accrued liabilities	20,932	(10,393)	(21,714)
Deferred revenue	(10,414)	(4,282)	11,363
Accrued compensation	4,352	(35,035)	4,154
Income taxes	30,881	11,900	19,904
Other current and non-current liabilities	11,889	(369)	3,692
Total adjustments	97,717	(74,878)	1,881
Net cash provided by (used in) operating activities	95,046	(19,395)	77,378
Cash flows from investing activities:			
Purchases of property, equipment and software	(30,710)	(30,650)	(25,205)
Proceeds from sale of property, equipment and software	–	111	883
Proceeds from sale of marketable equity securities	–	26,543	–
Proceeds from sale of unconsolidated affiliate	–	55,486	–
Purchase of software royalty intangible asset	–	(14,900)	–
Investment in unconsolidated affiliate	–	(15,000)	–
Investments in marketable equity securities	–	–	(17,000)
Acquisition of businesses, net of cash acquired of $250 and $13,152, respectively	(53,225)	(50,393)	–
Other	(233)	(2,489)	–
Net cash used in investing activities	(84,168)	(31,292)	(41,322)
Cash flows from financing activities:			
Principal payments on debt and capital lease obligations	(369)	(447)	(863)
Proceeds from issuance of common stock	12,957	5,802	113,336
Proceeds from issuance of treasury stock	2,794	734	5,731
Purchases of treasury stock	(3,738)	(8,795)	(466)
Other	198	1,854	1,262
Net cash provided by (used in) financing activities	11,842	(852)	119,000
Effect of exchange rate changes on cash and cash equivalents	(3,230)	(3,418)	(5,318)
Net increase (decrease) in cash and cash equivalents	19,490	(54,957)	149,738
Cash and cash equivalents at beginning of year	239,688	294,645	144,907
Cash and cash equivalents at end of year	$259,178	$239,688	$294,645

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(amounts in thousands, except per share amounts)

1. Nature of Operations and Summary of Significant Accounting Policies

Perot Systems Corporation (the "Company" or "Perot Systems") was originally incorporated in the state of Texas in 1988 and on December 18, 1995, the Company reincorporated in the state of Delaware. The Company provides information technology services and business solutions to customers on a worldwide basis. The significant accounting policies of the Company are described below.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all domestic and foreign subsidiaries, and all significant intercompany balances and transactions have been eliminated.

The Company's investments in companies in which it has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method. Accordingly, the Company's share of the earnings (losses) of these companies is included in consolidated net income. Investments in unconsolidated companies and limited partnerships that are less than 20% owned, where the Company has no significant influence over operating and financial policies, are carried at cost. The Company periodically evaluates whether impairment losses must be recorded on each investment by comparing the projection of the undiscounted future operating cash flows to the carrying amount of the investment. If this evaluation indicates that future undiscounted operating cash flows are less than the carrying amount of the investments, the underlying assets are written down by charges to expense so that the carrying amount equals the future discounted cash flows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are difficult to predict and are beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Revenue Recognition

The Company provides services under level-of-effort, fixed-price, and unit-price contracts, with the length of contracts ranging up to twelve years. Revenue from level-of-effort contracts is based on time and materials, direct costs plus an administrative fee (which may be either a fixed based on a set fee for a specified level of resources that is adjusted for incremental resource usage. Revenue from fixed-price contracts is recognized using the percentage-of-completion method and is earned based on incurred contract costs to date as a percentage of the most recent estimated total contract costs. Provisions for estimated losses, if any, are made in the period in which the loss first becomes probable and reasonably estimable. Revenue from unit-price contracts is recognized based on technology units utilized or by number of transactions processed during a given period. For unit-price contracts, the Company establishes a per-unit fee based on the cost structure associated with the delivery of that unit of service.

Billings for products or services for which the Company acts as an agent on behalf of the customer are excluded from the Company's revenue and expense, except to the extent of any mark-up.

Deferred revenue comprises payments from customers for which services have not yet been performed or prepayments against development work in process. These unearned revenues are deferred and recognized as future contract costs are incurred and as contract services are rendered.

Research and Development Costs

Research and development costs are charged to expense as incurred and were $4,125, $1,614 and $1,058 in 2001, 2000 and 1999, respectively.

Property, Equipment and Purchased Software

Computer equipment and furniture are stated at cost and are depreciated on a straight-line basis using estimated useful lives of two to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvement. Software purchased by the Company and utilized either internally or in providing contract services is capitalized at cost and amortized on a straight-line basis over the lesser of its useful life or the term of the related contract.

Upon sale or retirement of property and equipment, the costs and related accumulated depreciation are eliminated from the accounts, and any gain or loss on such disposition is reflected in the consolidated statements of operations. Expenditures for repairs and maintenance are charged to operations as incurred.

Goodwill and Other Intangibles

Goodwill and other intangibles primarily represent the excess of cost over the fair value of tangible net assets acquired and are amortized on a straight-line basis over their estimated useful lives. Goodwill is amortized over three to fifteen years, and other intangibles are amortized over two to fifteen years.

The Company periodically evaluates the carrying amount of goodwill, other intangibles and other long-lived assets, as well as the related amortization periods, to determine whether adjustments to these amounts or useful lives are required based on current events and circumstances. The evaluation is based on the Company's projection of the undiscounted future

(amounts in thousands, except per share amounts)

operating cash flows of the underlying assets. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to equal projected future discounted cash flows.

Income Taxes

The Company uses the liability method to compute the income tax provision. Under this method, deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense consists of the Company's current and deferred provision for US and foreign income taxes.

The Company does not provide for foreign withholding and income taxes on the undistributed earnings for its foreign subsidiaries amounting cumulatively to $50,010 at December 31, 2001, and $67,427 at December 31, 2000, as such earnings are intended to be permanently invested in those operations. The ultimate tax liability related to repatriation of such earnings is dependent upon future tax planning opportunities and is not estimable at the present time.

Foreign Operations

The consolidated balance sheets include foreign assets and liabilities of $90,850 and $79,013, respectively, as of December 31, 2001, and $112,714 and $81,172, respectively, as of December 31, 2000.

Assets and liabilities of subsidiaries located outside the United States are translated into U.S. dollars at current exchange rates as of the respective balance sheet date, and revenue and expenses are translated at average exchange rates during each reporting period. Translation gains and losses are recorded as a component of Accumulated other comprehensive income (loss) on the consolidated balance sheets.

The Company periodically enters into foreign currency exchange forward contracts to hedge certain foreign currency transactions for periods consistent with the terms of the underlying transactions. The forward exchange contracts generally have maturities that do not exceed one year.

The net foreign currency transaction losses reflected in Other income (expense), net, in the consolidated statements of operations, were ($393), ($838) and ($604) for the years ended December 31, 2001, 2000, and 1999, respectively.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash equivalents and accounts receivable. The Company's cash equivalents consist primarily of short-term money market deposits. The Company has deposited its cash equivalents with reputable financial institutions, from which the Company believes the risk of

(amounts in thousands, except per share amounts)

loss to be remote. The Company has accounts receivable from its customers that are engaged in the banking, insurance, healthcare, manufacturing, telecommunications, travel and energy industries and are not concentrated in any specific geographic region. These specific industries may be affected by economic factors, and, therefore, accounts receivable may be impacted. Generally, the Company does not require collateral from its customers, since the receivables are supported by long-term contracts. Management does not believe that any single customer, industry or geographic area represents significant credit risk.

One customer accounted for 13% of the Company's accounts receivable at December 31, 2001. No customer accounted for 10% or more of the Company's accounts receivable at December 31, 2000.

Financial Instruments

The fair value of the Company's financial instruments is estimated using bank or market quotes. The fair value of the financial instruments is disclosed in the relevant notes to the financial statements. The carrying amount of short-term financial instruments (cash and cash equivalents, accounts receivable, and certain other liabilities) approximates fair value due to the short maturity of those instruments.

The Company uses derivative financial instruments for the purpose of hedging specific exposures as part of its risk management program and holds all derivatives for purposes other than trading. To date, the Company's use of such instruments has been limited to foreign currency forward contracts. The Company does not currently utilize hedge accounting with regard to these derivatives and records all gains and losses associated with such derivatives in the earnings of the appropriate period. In compliance with Statement of Financial Accounting Standards Board No. ("FAS") 133, "Accounting for Derivative Instruments and Hedging Activities," the Company records the net fair value of the derivatives in Accounts receivable, net, on the consolidated balance sheets.

The Company accounts for its marketable equity securities in accordance with FAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of marketable equity securities at the time of purchase and re-evaluates such designation at each balance sheet date. All marketable equity securities held by the Company have been classified as available-for-sale and are carried at fair value, with unrealized holding gains and losses, net of taxes, reported as a component of Accumulated other comprehensive loss on the consolidated balance sheets. Realized gains and losses are recorded based on the specific identification method.

Treasury Stock

Treasury stock transactions are accounted for under the cost method. Repurchased treasury stock will be utilized for employee stock plans, acquisitions, and other Company uses. At December 31, 2001, the Company had 154 shares in treasury.

Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

Reclassifications

Certain of the amounts in the accompanying financial statements have been reclassified to conform to the current year presentation. These reclassifications had no material effect on the Company's consolidated financial statements.

Stock Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options. Under APB 25 compensation expense is recorded when the exercise price of employee stock options is less than the fair value of the underlying stock on the date of grant. The Company has implemented the disclosure-only provisions of FAS 123, "Accounting for Stock Based Compensation," as reflected in Note 8, "Stock Awards and Options."

Accounting Standards Issued

Financial Accounting Standards 141 and 142

In June 2001, the Financial Accounting Standards Board issued FAS 141, "Business Combinations" and FAS 142, "Goodwill and Other Intangible Assets." FAS 141 provides guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination completed after June 30, 2001, and requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, and instead requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

The Company will apply FAS 142 beginning in the first quarter of 2002. Application of the nonamortization provisions of FAS 142 is expected to result in an increase in net income of approximately $4,500 ($0.04 per dilutive share) in 2002. Consistent with the treatment of intangible assets with indefinite lives under FAS 142, the Company will reclassify an assembled workforce intangible asset with an unamortized balance of $5,138 (along with a related deferred tax liability of $473) at December 31, 2001, to goodwill at the date of adoption. The Company will test goodwill for impairment as of January 1, 2002, in the first quarter of 2002. The results of such tests are not expected to impact 2002 earnings.

Financial Accounting Standards 144

In October 2001, the Financial Accounting Standards Board issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and related literature and establishes a single accounting model, based on the framework established in FAS 121, for long-lived assets to be disposed of by sale. However, the statement retains the fundamental provisions of FAS 121 for the recognition and measurement of the impairment of long-lived assets to be held and used. The Company is required to adopt FAS 144 no later than January 1, 2002. The Company believes that the adoption of FAS 144 will not have a material impact on its consolidated financial statements.

(amounts in thousands, except per share amounts)

Financial Accounting Standards Emerging Issues Task Force Issue 01-09

In November 2001, the Financial Accounting Standards Board Emerging Task Force ("EITF") reached a consensus on EITF Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." This EITF consensus concludes that consideration from a vendor to a customer is a reduction of the selling price of the vendor's products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement. Companies are required to adopt EITF 01-09 for fiscal years beginning after December 15, 2001, and are required to reclassify all prior period amounts to conform to the current period presentation. The results of such adoption will have no impact on the Company's financial statements as they have been prepared consistent with the guidance of EITF 01-09 for all periods presented.

Financial Accounting Standards Topic No. D-103

In November 2001, the Financial Accounting Standards Boards staff announced Topic No. D-103 ("Topic D-103"), "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred." This staff announcement is applicable to companies that provide services as part of their central on-going operations and incur incidental expenses that in practice are commonly referred to as "out-of-pocket" expenses, such as airfare, mileage, hotel stays, out-of-town meals, photocopies, and telecommunications and facsimile charges. Under Topic D-103, reimbursements received for these expenses incurred should be characterized as revenue in the income statement. In some cases, depending on the facts and circumstances, the Company had been recording these reimbursements as a reduction of expense. The Company is required to apply Topic D-103 for fiscal years beginning after December 15, 2001, and is required to reclassify all prior period amounts to conform to the current period presentation. The results of such adoption will increase revenue and expense by approximately $20,000 for the year ended December 31, 2002, but will have no impact on net income. Due to the immateriality of such reimbursements in prior periods, previously reported revenues and expenses will not be restated upon adoption of this staff announcement.

2. Accounts Receivable

Accounts receivable consist of the following as of December 31:

	2001	2000
Amounts billed	$120,998	$109,408
Amounts to be invoiced	41,316	42,196
Recoverable costs and profits	2,484	10,366
Other	11,959	21,326
Allowance for doubtful accounts	(15,850)	(7,292)
	$160,907	$176,004

With regard to amounts billed, allowances for doubtful accounts are provided based on specific identification where less than full recovery of accounts receivable is expected. Amounts to be invoiced represent revenue contractually earned for services performed that are invoiced to the customer in the following month. Recoverable costs and profits represent amounts recognized as

(amounts in thousands, except per share amounts)

revenue that have not yet been billed in accordance with the contract terms but are anticipated to be billed within one year. Included in Allowance for doubtful accounts for 2001 is an allowance related to $8,264 in pre-petition receivables from ANC Rental Corporation ("ANC"), which filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code in November 2001.

3. Property, Equipment and Purchased Software

Property, equipment and purchased software consist of the following as of December 31:

	2001	2000
Computer equipment	$ 49,194	$ 49,800
Furniture and equipment	31,739	32,033
Leasehold improvements	23,539	17,335
	104,472	99,168
Less accumulated depreciation and amortization	(67,684)	(64,234)
	36,788	34,934
Purchased software	39,752	35,186
Less accumulated amortization	(24,114)	(22,012)
	15,638	13,174
Total property, equipment and purchased software, net	$ 52,426	$ 48,108

Depreciation and amortization expense for property, equipment and purchased software was $26,056, $22,944 and $22,387 for the years ended December 31, 2001, 2000 and 1999, respectively.

4. Acquisitions

On July 26, 2001, the Company acquired substantially all of the assets of Advanced Receivables Strategy, Inc. ("ARS"), a corporation that provides on-site accelerated revenue recovery, consulting and outsourcing services to the healthcare industry. As a result of the acquisition, the Company expanded its business process capabilities available to its customers. The purchase price consisted of cash payments which totaled $52,225 (net of $250 in cash acquired) and may include additional payments totaling up to $50,000 in cash or stock, over the next three years. The possible future payments are contingent on ARS achieving certain financial targets over the same period and, at the Company's discretion, up to 50% of this payment may be settled in Class A Common Stock of the Company, valued at the date of settlement. The financial targets for 2001 were met and will result in an additional consideration payment of $20,000 during the first quarter of 2002. Such consideration was accrued as of December 31, 2001. The transaction was accounted for as a purchase; accordingly, the results of operations of ARS and the estimated fair value of assets acquired and liabilities assumed were included in the Company's consolidated financial statements beginning on the acquisition date.

(amounts in thousands, except per share amounts)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	As of July 26, 2001
Current assets	$12,455
Property, equipment and purchased software, net	1,689
Goodwill	58,174
Other non-current assets	670
	72,988
Current liabilities	(168)
Net assets acquired	$72,820

The $58,174 goodwill amount includes $20,000 of additional consideration that was earned in 2001. The estimated fair value of goodwill was assigned to the IT Solutions segment and is expected to be deductible for tax purposes.

On March 30, 2000, the Company acquired substantially all of the assets and liabilities of Solutions Consulting, Inc. ("Solutions Consulting"), a Pittsburgh-based enterprise software and e-commerce company. Total consideration included $41,119 in cash (net of $8,881 of cash acquired) and $50,000 in the form of 1,966 shares of the Company's Class A Common Stock. The Company also paid $22,100 in cash for the benefit of Solutions Consulting employees, which was recorded as a compensation charge. The transaction was accounted for as a purchase; accordingly, the purchase price has been allocated to assets and liabilities based on estimated fair values as of the acquisition date. The costs in excess of the estimated fair value of net assets acquired was recorded as goodwill in the amount of $76,411, which is amortized using the straight-line method of amortization over its estimated useful life of fifteen years.

The revenues and operating expenses of Solutions Consulting for the first three months of 2000 were included in the consolidated statements of operations for the year ended December 31, 2000, and pre-acquisition operating earnings were eliminated in Other income (expense), net, in the consolidated statements of operations for the same period, as permitted by Accounting Research Bulletin 51, "Consolidated Financial Statements." Specifically, Solutions Consulting contributed $11,960, $6,801, and $1,658 toward revenue, direct cost of services, and selling, general and administrative expenses, respectively, during the first quarter of 2000, and $3,501 in pre-tax income related to the first quarter of 2000 was eliminated in Other income (expense), net, in the consolidated statements of operations.

Notes to Consolidated Financial Statements

(amounts in thousands, except per share amounts)

The following table reflects pro forma combined results of operations of the Company and Solutions Consulting on the basis that the acquisition had taken place at the beginning of the calendar year for each of the years presented:

(unaudited)

	2000	1999
Revenue	$1,105,946	$1,211,332
Income before taxes	93,681	126,396
Net income	56,677	75,838
Basic earnings per common share	0.59	0.84
Diluted earnings per common share	0.50	0.66

In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 2000 and 1999 or of future operations of the combined companies under the ownership and management of the Company.

On December 15, 2000, the Company acquired 100% of the equity interests of the outstanding shares of Health Systems Design Corporation ("HSD") for $9,274 in cash (net of $4,271 in cash acquired). HSD provides information systems solutions for organizations that administer health benefits. The transaction was accounted for as a purchase; accordingly, the results of operations of HSD and the estimated fair value of assets acquired and liabilities assumed are included in the Company's consolidated financial statements as of the acquisition date through the end of the year. The costs in excess of the estimated fair value of net assets acquired was recorded as goodwill in the amount of $1,902, which is amortized using the straight-line method of amortization over its estimated useful life of five years.

Accumulated amortization relating to goodwill was $9,325 and $3,840 as of December 31, 2001 and 2000, respectively.

5. Other Non-Current Assets

Unbilled Revenue From Long-Term Service Contracts

Costs and estimated earnings in excess of billings on uncompleted contracts totaled $34,003 and $10,050 at December 31, 2001 and 2000, respectively. These amounts represent revenues earned under long-term service contracts, calculated and recognized using the percentage-of-completion method of accounting. These revenues will be billed in the future as specified in the terms of the related contracts.

Investments in and Advances to Unconsolidated Affiliates

In 1996, the Company entered into a joint venture with HCL Corporation Limited and HCL Europe Limited whereby the Company owns 50% of HCL Perot Systems N.V. ("HPS"), an information technology services company based in India. The Company contributed capital of $500 and $1,760 to HPS during 1997 and 1996, respectively, and is required to contribute additional capital up to a limit of $6,900, on a call basis. The Company's investment in HPS at

(amounts in thousands, except per share amounts)

subcontractor services to the Company totaling $20,649, $26,071 and $28,670 for 2001, 2000 and 1999, respectively.

In 1996, the Company acquired 40% of the equity interest in Systor AG ("Systor"), a Swiss information services company, from UBS AG as part of a larger services agreement. In January 2000, the Company sold its 40% equity interest in Systor to UBS Capital B.V. for a purchase price of $55,486, resulting in a $38,851 pretax gain, which is included in Other income (expense), net in the consolidated statements of operations. UBS Capital B.V. was the holder of the remaining 60% interest in Systor.

In July 2000, the Company entered into a joint venture whereby the Company owns 50% of BillingZone, LLC ("BillingZone"), which provides business-to-business electronic bill presentment and payment services. The Company made cash contributions to the joint venture totaling $15,000 in 2000 and recorded losses of $791 and $13,438 for 2001 and 2000, respectively, which are included in Equity in earnings (loss) of unconsolidated affiliates in the consolidated statements of operations. In 2000, the loss included a charge of $9,111 to adjust the carrying amount of this investment in accordance with the provisions of APB 18, "The Equity Method of Accounting for Investments in Common Stock," reflecting the revised projections by BillingZone of future product development costs and operating expenses.

The Company provided certain services to the joint venture and recorded revenues of $110 and $4,708 and direct cost of services of $653 and $2,408 during 2001 and 2000, respectively. In connection with these services, the Company recorded a net return of its investment in the joint venture totaling $771 for 2001 and 2000, respectively.

No dividends or distributions were received from investments in unconsolidated affiliates in 2001. The amount of cumulative undistributed earnings from investments in unconsolidated affiliates recorded in retained earnings was $26,271, $17,041 and $21,172 for 2001, 2000 and 1999, respectively.

Software Royalty and Contract Rights

In August 2000, the Company and ANC committed to enter into an agreement to extend the term of ANC's original services contract and to reduce the Company's royalty obligations to them. Royalties are generally payable to ANC in connection with the future licensing to third parties of the intellectual property developed by the Company for them. As part of the agreement, which was executed in October 2000, the Company paid ANC $25,000. Utilizing the guidance in APB 17, "Intangible Assets," the Company allocated $10,100 to contract rights and the remaining $14,900 to a software royalty intangible asset.

At December 31, 2000, the Company reviewed these assets for impairment and determined that the value assigned to the software royalty intangible asset of $14,900 was impaired. This impairment was the result of the loss of sales prospects for the license of the related intellectual property. Further, no material viable alternative market for this intangible asset could be identified. Accordingly, the entire amount allocated to the software royalty intangible asset was charged to Selling, general and administrative expenses in the consolidated statements of operations.

(amounts in thousands, except per share amounts)

The net book value of the contract rights of $10,100 was being amortized to revenue over the seven-year contract extension. In November 2001, ANC filed for bankruptcy protection. At that time, the Company determined that the contract rights were impaired. Accordingly, the unamortized balance of $8,477 was charged to Direct costs of services in the consolidated statements of operations.

Marketable Equity Securities

In May 1999, the Company purchased 1,000 common shares (approximately 3% voting interest) in the initial public offering of TenFold Corporation ("TenFold") for $17,000. Through a series of transactions during 2000, the Company sold 500 shares of its 1,000 shares of TenFold common stock. The total proceeds and realized gains on these transactions were $23,992 and $14,952 ($9,046 net of tax), respectively. At December 31, 2000, the Company concluded that the remaining investment in TenFold had experienced a decline in value that was considered to be other than temporary. Accordingly, the remaining shares were written down to their fair market value of $750, thereby realizing a loss of $7,750 ($4,689 net of tax). At March 31, 2001, the Company concluded that this investment had experienced an additional decline in value, which was considered to be other than temporary, and the remaining shares were written down to their fair market value of $156, thereby realizing a loss of $594 ($359 net of tax). All realized gains and losses related to the investment in TenFold are included in Other income (expense), net, in the consolidated statements of operations.

At December 31, 2001, the fair market value of this investment was $330 and the unrealized gain of $174 ($108 net of tax) was classified in Accumulated other comprehensive loss on the consolidated balance sheets.

6. Accrued and Other Current Liabilities

Accrued and other current liabilities consist of the following as of December 31:

	2001	2000
Operating expenses	$102,503	$60,092
Taxes other than income, insurance, rents, licenses and maintenance	5,834	5,541
Contract-related and other	13,391	17,356
	$121,728	$82,989

Operating Expenses

At December 31, 2001, Operating expenses includes the accrual for $20,000 of additional consideration for ARS that was earned in 2001 but will not be paid until the first quarter of 2002 (as discussed in Note 4). In addition, this amount includes $18,454 related to the current portion of the remaining liabilities associated with the Company's realigned operating structure (see Note 17) and $4,200 for contract-related expenses associated with ANC's bankruptcy.

(amounts in thousands, except per share amounts)

Contract-Related and Other

Contract-related and other accrued liabilities includes liabilities recorded for both corporate and contract-related needs. Contract-related accrued liabilities represent provisions to match contract-related expenses to the period in which revenues from those contracts are recognized. These include claims made by customers for services that require additional effort, costs or settlements by the Company to satisfy contractual requirements. The Company continually monitors contract performance in light of customer expectations, the complexity of work, project plans, delivery schedules and other relevant factors. Provisions for estimated losses, if any, are made in the period in which the loss first becomes probable and reasonably estimable.

7. Common and Preferred Stock

Class A Common Stock

On February 2, 1999 (the "IPO Date"), the Company completed an initial public offering of 7,475 shares of Class A Common Stock at an initial public offering price of $16.00 per share. Net proceeds to the Company were $108,126.

Class B Convertible Common Stock

The Class B shares were authorized in conjunction with the provisions of the original UBS AG service agreements, which were signed in January 1996. Class B shares are non-voting and convertible, but otherwise are equivalent to the Class A shares.

Under the terms and conditions of the UBS AG agreements, each Class B share shall be converted, at the option of the holder, on a share-for-share basis, into a fully paid and non-assessable Class A share upon sale of the share to a third-party purchaser under one of the following circumstances: 1) in a widely dispersed offering of the Class A shares; 2) to a purchaser of Class A shares who prior to the sale holds a majority of the Company's stock; 3) to a purchaser who after the sale holds less than 2% of the Company's stock; 4) in a transaction that complies with Rule 144 under the Securities Act of 1933, as amended; or 5) any sale approved by the Federal Reserve Board of the United States.

During 1997, the Company concluded the renegotiation of the terms of its strategic alliance with UBS AG. Under these terms and conditions the Company sold to UBS AG 100 shares of the Company's Class B stock at a purchase price of $3.65 per share. These Class B shares are subject to certain transferability and holding-period restrictions, which lapse over a defined vesting period. These shares vest ratably over the ten-year term of the agreement on a monthly basis. In the event of termination of the agreement, the Company would have the right to buy back any previously acquired unvested shares for the original purchase price of $3.65 per share. Additionally, as discussed in Note 8, "Stock Awards and Options," options were issued to UBS under this agreement.

Pursuant to the Bank Holding Company Act of 1956 and subsequent regulations and interpretations by the Federal Reserve Board, UBS AG's holdings in terms of shares of the Company's Class B Common Stock may not exceed 10% of the total of all classes of the Company's common stock. Similarly, the total consideration paid by UBS AG for the purchase

(amounts in thousands, except per share amounts)

of shares plus the purchase and exercise of options may not exceed 10% of the Company's consolidated stockholders' equity as determined in accordance with generally accepted accounting principles. If, however, on certain specified anniversaries of the execution date of the new agreement, beginning in 2004, the number of Class B shares, for which UBS AG's options are exercisable, is limited due to an insufficient number of shares outstanding, UBS AG has the right to initiate procedures to eliminate such deficiency. These procedures may involve (i) issuance of additional Class A shares by the Company, (ii) a formal request to the Federal Reserve Board from UBS AG for authorization to exceed the 10% limit on ownership, or (iii) the purchase of Class B shares by the Company from UBS AG at a defined fair value. In addition, the exercise period for options to purchase vested shares would be increased beyond the normal five years to account for any time during such exercise period in which UBS AG is unable to exercise its options as a result of the regulations.

In the first quarter of 2002, UBS converted all outstanding shares of Class B Common Stock to shares of Class A Common Stock.

Other Common Stock Activity

On January 5, 1999, the Company's Board of Directors declared a two-for-one split of the Class A and Class B Common Stock to be effected in the form of a stock dividend. The record date for the stock dividend was January 6, 1999 and the distribution date was January 19, 1999. All share and per share amounts included in these consolidated financial statements have been retroactively adjusted to reflect this split.

Preferred Stock

In July 1998, the Board of Directors of the Company approved an amendment to the Company's Certificate of Incorporation which authorized 5,000 shares of Preferred Stock, the rights, designations, and preferences of which may be designated from time to time by the Board of Directors.

On January 5, 1999, the Company's Board of Directors authorized two series of Preferred Stock in connection with the adoption of a Shareholder Rights Plan: 200 shares of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), and 10 shares of Series B Junior Participating Preferred Stock, par value $.01 per share (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock").

Stockholder Rights Plan

The Company has entered into a Stockholder Rights Plan, pursuant to which one Class A Right and one Class B Right ("Right," or together, the "Rights") is attached to each respective share of Class A and Class B Common Stock. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share of Series A or Series B Preferred Stock, at a purchase price of $55.00 per share, subject to adjustment. These Rights have certain anti-takeover effects and will cause substantial dilution to a person or group that attempts to acquire the Company in certain circumstances. Accordingly, the existence of these Rights may deter certain acquirors from making takeover proposals or tender offers.

(amounts in thousands, except per share amounts)

Employee Stock Purchase Plan

In July 1998, the Board of Directors adopted an employee stock purchase plan (the "ESPP"), which provides for the issuance of a maximum of 20,000 shares of Class A Common Stock. The ESPP became effective on the IPO Date. During 2000, the ESPP was amended such that this plan was divided into separate U.S. and Non U.S. plans in order to ensure that United States employees continue to receive tax benefits under Section 421 and 423 of the United States Internal Revenue Code. Following this division of the ESPP into the two separate plans, an aggregate of 19,736 shares of Class A Common Stock were authorized for sale and issuance under the two plans. Eligible employees may have up to 10% of their earnings withheld to be used to purchase shares of the Company's common stock on specified dates determined by the Board of Directors. The price of the common stock purchased under the ESPP will be equal to 85% of the fair value of the stock on the exercise date for the offering period.

8. Stock Awards and Options

Restricted Stock Plan

In 1988, the Company adopted a Restricted Stock Plan, which was amended in 1993, to attract and retain key employees and to reward outstanding performance. The Company may issue up to a total of 109,000 shares of the Company's Class A Common Stock under this plan, the 2001 Plan, the 1991 Plan, and the Advisor Plan. Employees selected by management may elect to become participants in the plan by entering into an agreement that provides for vesting of the Class A common shares over a five-to-ten year period. Each participant has voting, dividend and distribution rights with respect to all shares of both vested and unvested common stock. The Company may repurchase unvested shares and, under certain circumstances, vested shares of participants whose employment with the Company terminates. The repurchase price under these provisions is determined by the underlying agreement, generally the employees' cost plus interest at 8%. Common stock issued under the Restricted Stock Plan has been purchased by the employees at varying prices, determined by the Board of Directors and estimated to be the fair value of the shares based upon an independent third-party appraisal. For the year ended December 31, 1999, 81 shares of the Company's Class A common stock were granted under the Restricted Stock Plan. The aggregate weighted average grant-date fair value for the shares granted in 1999 was $2,075. No shares were granted under the plan during 2001 and 2000. During 2001 this plan was terminated; however, provisions of the Restricted Stock Plan will remain in effect for outstanding stock.

2001 Stock Option Plan

In 2001, the Company adopted the 2001 Long-Term Incentive Plan (the "2001 Plan") under which employees, directors, or consultants may be granted stock options, stock appreciation rights, and restricted stock or may be issued cash awards, or a combination thereof. Under the 2001 Plan, stock option awards may be granted in the form of incentive stock options or nonstatutory stock options. The exercise price of any incentive stock option issued is the fair market value on the date of grant, the term of which may be no longer than ten years. The exercise price of a nonstatutory stock option may be no less than 85% of the fair market value on the date of grant, the term of which may be no longer than eleven years. The vesting period

(amounts in thousands, except per share amounts)

for all options are determined upon grant date and usually vest over a three-to-ten year period, and in some cases can be accelerated through attainment of performance criteria.

1991 Stock Option Plan

In 1991, the Company adopted the 1991 Stock Option Plan (the "1991 Plan"), which was amended in 1993 and 1998. Pursuant to the 1991 Plan, options to purchase the Company's Class A common shares can be granted to eligible employees. Prior to the IPO Date, such options were generally granted at a price not less than 100% of the fair value of the Company's Class A common shares, as determined by the Board of Directors, and based upon an independent third-party valuation. Subsequent to the IPO Date, the exercise price for options issued is the fair market value of the shares on the date of grant. The stock options vest over a three-to-ten year period based on the provisions of each grant, and in some cases can be accelerated through attainment of financial performance criteria. The options are usually exercisable from the vesting date until the date one year after the entire option grant has vested. Unexercised vested options are cancelled following the expiration of a certain period after the employee leaves the employment of the Company. During 2001 this plan was terminated; however, provisions of the 1991 Plan will remain in effect for outstanding options.

Advisor Stock Option/Restricted Stock Incentive Plan

In 1992, the Company adopted the Advisor Stock Option/Restricted Stock Incentive Plan (the "Advisor Plan"), which was modified in 1993, to enable non-employee directors and advisors to the Company and consultants under contract with the Company to acquire shares of the Company's Class A Common Stock at a price not less than 100% of the fair value of the Company's stock, as determined by the Board of Directors and based upon an independent third-party valuation. The options and shares are subject to a vesting schedule and to restrictions associated with their transfer. Under certain circumstances, the shares can be repurchased by the Company at cost plus interest at 8% from the date of issuance. During 2001 this plan was terminated; however, provisions of the Advisor Plan will remain in effect for outstanding stock and options, but no new issuances will be made pursuant to the plan.

1996 Non-Employee Director Stock Option/Restricted Stock Incentive Plan

In 1996, the Company adopted the 1996 Non-Employee Director Stock Option/Restricted Stock Incentive Plan (the "Director Plan"). The Director Plan provides for the issuance of up to 800 Class A common shares or options to Board members who are not employees of the Company. Shares or options issued under the plan would be subject to five-year vesting, with options expiring after an eleven-year term. The purchase price for shares issued and exercise price for options issued is the fair value of the shares at the date of issuance. Other restrictions are established upon issuance.

Class B Stock Options Under the UBS AG Agreement

Under the terms and conditions of the UBS AG agreement, which was renegotiated in 1997, the Company sold to UBS AG options to purchase 7,234 shares of the Company's Class B Common Stock at a non-refundable cash purchase price of $1.125 per option. These options are exercisable

(amounts in thousands, except per share amounts)

immediately and, for a period of five years after the date that such options become vested, at an exercise price of $3.65 per share. The 7,234 shares of Class B Common Stock subject to options vest at a rate of 63 shares per month for the first five years of the ten-year agreement, and at a rate of 58 shares per month thereafter. In the event of termination of the UBS Warburg EPI Agreement, options to acquire unvested shares would be forfeited. UBS AG exercised 834 options in the third quarter of 1998 and an additional 850 options in the second quarter of 1999.

Deferred Compensation

The Company recorded $4,027 of deferred compensation expense for options granted in 1998, representing the difference between the option exercise price and the fair value of the underlying common stock. The Company recognized $284, $374 and $360 of compensation expense during the years ended December 31, 2001, 2000 and 1999, respectively, and will amortize the remaining deferred compensation ratably over the respective vesting periods of the option grants. The estimated amount of compensation expense to be recognized, excluding consideration of future forfeitures, is approximately $202 for each year from 2002 through 2008.

Stock Options

Activity in options for Class A Common Stock:

	2001 Plan	1991 Plan	Director & Advisor Plans	Other Options	Total	Weighted Average Price
Outstanding at January 1, 1999	–	28,431	244	327	29,002	$ 1.62
Granted	–	13,749	40	–	13,789	11.70
Exercised	–	(5,699)	(12)	(227)	(5,938)	1.33
Forfeited	–	(3,036)	(56)	(6)	(3,098)	6.07
Outstanding at December 31, 1999	–	33,445	216	94	33,755	5.38
Exercisable at December 31, 1999	–	5,420	53	59	5,532	2.62
Outstanding at January 1, 2000	–	33,445	216	94	33,755	5.38
Granted	–	28,846	–	–	28,846	19.05
Exercised	–	(3,251)	–	–	(3,251)	1.90
Forfeited	–	(7,508)	(8)	(94)	(7,610)	13.89
Outstanding at December 31, 2000	–	51,532	208	–	51,740	11.97
Exercisable at December 31, 2000	–	7,518	84	–	7,602	5.83
Outstanding at January 1, 2001	–	51,532	208	–	51,740	11.97
Granted	2,717	1,216	80	–	4,013	15.17
Exercised	–	(4,874)	–	–	(4,874)	3.26
Forfeited	–	(10,387)	–	–	(10,387)	12.08
Outstanding at December 31, 2001	2,717	37,487	288	–	40,492	13.30
Exercisable at December 31, 2001	2	8,593	118	–	8,713	10.14

Notes to Consolidated Financial Statements

(amounts in thousands, except per share amounts)

The following table summarizes information about options for Class A Common Stock outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Prices	Number	Weighted Average Exercise Price	Weighted Average Remaining Life	Number	Weighted Average Exercise Price
$ 0.25-$5.00	9,596	$ 1.70	4.80	3,501	$ 1.82
$ 5.01-$10.00	3,219	9.73	6.70	463	9.69
$10.01-$15.00	11,609	11.33	7.19	2,558	10.97
$15.01-$20.00	4,717	17.75	6.18	711	17.92
$20.01-$25.00	11,351	24.29	7.45	1,480	24.80
Total	40,492	13.30	6.54	8,713	10.14

As previously noted, the Company has continued to account for its employee and non-employee director stock option activity under APB 25. Had the Company elected to adopt FAS 123, the pro forma impact on net income and earnings per share would have been as follows:

	2001	2000	1999
Net income (loss)			
As reported	$ (2,671)	$55,483	$75,497
Pro forma	(14,371)	41,091	72,562
Basic earnings (loss) per common share			
As reported	(0.03)	0.58	0.85
Pro forma	(0.14)	0.43	0.82
Diluted earnings (loss) per common share			
As reported	(0.03)	0.49	0.67
Pro forma	(0.14)	0.36	0.64

All options granted by the Company in 2001, 2000 and 1999 were granted at the per share fair market value in effect on the grant date. Vesting of options differs based on the terms of each option. Typically, options either vest ratably over the vesting period, vest at the end of the vesting period, or vest based on the attainment of various criteria. Prior to the IPO Date, the fair value of each option grant was estimated on the grant date using the Minimum Value Stock option-pricing model. Subsequent to this date, the Black-Scholes option pricing model was utilized by the Company. The weighted average risk free interest rates used were 4.54%, 6.42%, and 4.68% for the years ended December 31, 2001, 2000, and 1999, respectively. Volatility was estimated to be 55%, 45% and 35% for the years ended December 31, 2001, 2000 and 1999, respectively. With the exception of certain grants with cliff vesting and acceleration features, the expected life of each grant was generally estimated to be a period equal to one half of the vesting period, plus one year, for all periods presented. The expected life for cliff vesting grants was equal to the vesting period, and the expected life for grants with acceleration features was estimated to be equal to the midpoint of the vesting period. The expected dividend yield for all periods is 0%. The weighted average grant-date fair value per share of options granted in 2001, 2000 and 1999 was $7.67, $9.19 and $4.56, respectively.

(amounts in thousands, except per share amounts)

9. Income Taxes

Income (loss) before taxes for the years ended December 31 was as follows:

	2001	2000	1999
Domestic	$ 25,888	$87,707	$ 83,192
Foreign	(12,118)	4,001	42,637
	$ 13,770	$91,708	$125,829

The provision for income taxes charged to operations was as follows:

	2001	2000	1999
Current:			
U.S. federal	$12,922	$29,681	$26,092
State and local	1,719	5,052	4,268
Foreign	(852)	(1,750)	15,036
Total current	13,789	32,983	45,396
Deferred:			
U.S. federal	(2,922)	473	5,107
State and local	820	89	957
Foreign	4,754	2,680	(1,128)
Total deferred	2,652	3,242	4,936
Total provision for income taxes	$16,441	$36,225	$50,332

Taxes payable are reduced by $17,128, $16,078 and $35,909 in 2001, 2000 and 1999, respectively, due to the benefit of stock options exercised during those years. This benefit is recorded as an increase to Additional paid-in-capital on the consolidated balance sheets.

The Company has foreign net operating loss carryforwards of $20,693 to offset future foreign taxable income that do not expire, except for $191 which expires in 2006 and $15 which expires in 2007. The Company also has U.S. federal net operating loss carryforwards of $14,372 which may be used to offset future taxable income and will begin to expire in 2010.

Notes to Consolidated Financial Statements

(amounts in thousands, except per share amounts)

Deferred tax assets (liabilities) are comprised of the following at December 31:

	2001	2000
Property and equipment	$ 7,514	$ 7,230
Accrued liabilities	24,680	14,467
Intangible assets	12,793	15,888
Bad debt reserve	5,824	2,162
Loss carryforwards	12,057	1,642
Equity investments	4,765	6,544
Other	1,262	798
Gross deferred tax assets	68,895	48,731
Unrealized gain on marketable equity securities	(69)	(11)
Equity investments	(9,895)	(6,579)
Intangible assets	(3,487)	–
Other	(688)	(711)
Gross deferred tax liabilities	(14,139)	(7,301)
Valuation allowance	(11,001)	–
Net deferred tax asset	$ 43,755	$41,430

The Company has established a valuation allowance for deferred tax assets related to certain foreign operations, as management believes there is significant uncertainty regarding the realization of those foreign deferred tax assets.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income before taxes, as a result of the following differences:

	2001	2000	1999
Statutory U.S. tax rate	$ 4,819	$32,098	$44,040
State and local taxes	777	3,508	3,328
Nondeductible items	614	459	1,255
Nondeductible amortization and write-off of intangible assets	445	281	1,108
U.S. rates in excess of foreign rates and other	(1,215)	(121)	601
	5,440	36,225	50,332
Valuation allowance	11,001	–	–
Total provision for income taxes	$16,441	$36,225	$50,332

10. Segment and Certain Geographic Data

The Company's operations are classified into two primary lines of business, which are also reportable segments. These lines of business are IT Solutions and Consulting. The IT Solutions segment provides services to customers primarily under long-term contracts in strategic relationships. These services include technology and business process outsourcing as well as high value short-term projects and consulting capabilities. The Consulting segment provides services relating to the

(amounts in thousands, except per share amounts)

management, design, development, implementation, and maintenance of applications, and various other activities. The Company's remaining operating areas and corporate activities are included in the "Other" category.

The reporting segments follow the same accounting policies used for the Company's consolidated financial statements as described in the summary of significant accounting policies. The Company evaluates segment performance based on income from operations before income taxes, exclusive of charges related to the Company's realigned operating structure and unusual and nonrecurring items. All corporate and centrally incurred costs are allocated to the segments based principally on expenses, employees, square footage, or usage. The "Other" category includes charges related to the Company's realigned operating structure and unusual and nonrecurring items, including a separately identifiable operation that the Company exited, and the amortization of goodwill and related intangible assets associated with the acquisition of Solutions Consulting.

Corporate controlled assets, such as cash and cash equivalents and deferred income taxes, are included in the "Other" category, as well as goodwill and related intangible assets associated with Solutions Consulting.

The following is a summary of certain financial information by reportable segment as of and for the years ended December 31, 2001, 2000 and 1999:

	IT Solutions	Consulting	Other	Total
2001:				
Revenue	$1,142,181	$62,031	$ 489	$1,204,701
Depreciation and amortization	18,008	2,570	14,522	35,100
Income (loss) before taxes	104,981	2,142	(93,353)	13,770
Total assets	383,362	10,808	363,428	757,598
2000:				
Revenue	1,013,277	77,436	15,233	1,105,946
Depreciation and amortization	12,250	2,411	13,493	28,154
Income (loss) before taxes	94,386	13,800	(16,478)	91,708
Total assets	308,684	26,166	338,205	673,152
1999:				
Revenue	1,087,410	36,457	27,686	1,151,553
Depreciation and amortization	13,782	1,465	12,187	27,434
Income (loss) before taxes	100,707	10,922	14,200	125,829
Total assets	226,531	6,381	381,053	613,965

Summarized below is the financial information for each geographic area as defined by FAS 131, "Disclosures about Segments of an Enterprise and Related Information." "All Other" includes

(amounts in thousands, except per share amounts)

financial information from the following geographic areas: Hong Kong, Japan, Singapore, Netherlands, Germany, France, Ireland, Switzerland, Luxembourg, and Belgium.

	2001	2000	1999
United States:			
Total revenue	$ 891,044	$ 802,570	$ 760,873
Long-lived assets at December 31	265,772	174,884	103,033
United Kingdom:			
Total revenue	152,094	153,701	241,002
Long-lived assets at December 31	2,166	4,235	4,347
All Other:			
Total revenue	161,563	149,675	149,678
Long-lived assets at December 31	1,400	1,809	2,702
Consolidated:			
Total revenue	1,204,701	1,105,946	1,151,553
Long-lived assets at December 31	269,338	180,928	110,082

Greater than 10% of the Company's revenue was earned from one customer for the year ended December 31, 2001, 2000 and 1999. Revenue from this customer comprised 24% of total revenue in 2001, 24% of total revenue in 2000, and 30% of total revenue in 1999.

11. Commitments and Contingencies

Operating Leases and Maintenance Agreements

In June 2000, the Company entered into an operating lease agreement with a special purpose entity for the use of land, existing office buildings, improvements, as well as the development of data center facilities in Plano, Texas. This special purpose entity is a trust that is owned by a consortium of financial institutions, and the Company has no equity ownership and no managerial involvement in this entity.

The initial term of this lease extends through June 2005, with one optional two-year renewal period. At the end of the lease, the Company is required to either renew the lease, purchase the property for the lease balance, or arrange for the sale of the property to a third party, with the Company guaranteeing to the lessor proceeds on such sale of 100% of the original fair value of the land, plus 83% of the original fair value of the buildings and any additional improvements. The fair value of the facilities, upon completion of certain construction activities, is expected to be approximately $75,000. Commitments for rent under this operating lease are included in future minimum commitments below. Rent expense under this operating lease is equal to the interest expense owed by the special purpose entity to the banks, and is a variable amount equal to LIBOR plus 104 basis points (2.9% at December 31, 2001) on approximately $75,000. Management believes this lease rate is currently less than prevailing market lease rates for similar facilities.

The Company does not consolidate this entity. If accounting rules were to change and the Company was required to consolidate this entity, assets and debt would increase by

(amounts in thousands, except per share amounts)

approximately $75,000 and the Company would incur an additional depreciation charge of approximately $4,300 per year. This lease contains certain standard financial covenants which, if not met, may require the Company to repay approximately $75,000 to the special purpose entity. The Company is currently in compliance with all covenants and expects to remain in compliance. If the Company were ever required to repay approximately $75,000, then this payment would be recorded as the purchase of land, buildings, and improvements, which the Company is currently leasing. As a result of such payment, the Company would record an asset on its consolidated balance sheet of approximately $75,000 and would incur an additional depreciation charge of approximately $4,300 per year.

The Company has commitments related to data processing facilities, office space and computer equipment under non-cancelable operating leases and fixed maintenance agreements for remaining periods ranging from one to eleven years.

Future minimum commitments under these agreements as of December 31, 2001, are as follows:

Year Ending December 31:	Lease and Maintenance Commitments
2002	$ 36,600
2003	25,879
2004	22,608
2005	18,076
2006	15,426
Thereafter	30,327
Total	$148,916

Minimum payments have not been reduced by minimum sublease rentals of $3,982 due in the future under non-cancelable subleases. The Company is obligated under certain operating leases for its pro rata share of the lessors' operating expenses. Rent expense was $32,215, $33,765, and $35,517 for 2001, 2000, and 1999, respectively. Additionally, as of December 31, 2001, the Company maintained a loss accrual of $29,769 in connection with the planned abandonment of certain leased properties.

Contract-related Contingencies

The Company has certain contingent liabilities that arise in the ordinary course of providing services to its customers. These contingencies are generally the result of contracts that require the Company to comply with certain level-of-effort or performance measurements, certain cost-savings guarantees or the delivery of certain services by a specified deadline. The Company believes that the ultimate liability, if any, incurred under these contract provisions will not have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

Notes to Consolidated Financial Statements

(amounts in thousands, except per share amounts)

Foreign Currency Exchange Forward Contracts

At December 31, 2001, the Company had seven forward contracts in various currencies in the amount of $9,430. These contracts expired on January 31, 2002.

The estimated fair value of the Company's forward exchange contracts using bank or market quotes and the year end foreign exchange rates was a net liability of $60 as of December 31, 2001. The Company's remaining risk associated with this transaction is the risk of default by the bank, which the Company believes to be remote.

Contingent Put Rights

Under the terms of a certain stock agreement, a total of 1,000 shares of Class A Common Stock are subject to contingent put rights at December 31, 2001. Under this agreement the holder may require the Company to repurchase the shares at the original cost plus 8% interest, accrued from the date of purchase, in the event the holder's employment or directorship terminates.

Litigation

The Company is, from time to time, involved in various litigation matters arising in the ordinary course of its business. The Company believes that the resolution of currently pending legal proceedings, either individually or taken as a whole, will not have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

In July and August 2001, the Company, as well as certain of its current and former officers and certain investment banks, were named as defendants in two purported class action lawsuits, which allege violations of Rule 10b-5, promulgated under the Securities Act of 1934, as amended, and Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended. These lawsuits, *Seth Abrams v. Perot Systems Corp., et al.* and *Adrian Chin v. Perot Systems, Inc., et al.*, have been filed in the United States District Court for the Southern District of New York. Approximately 800 lawsuits that are substantially similar to the lawsuits against the Company have been filed against approximately 180 issuers and 40 investment banks during the past year. The lawsuits involving the Company focus on alleged improper practices by the investment banks in connection with the Company's initial public offering in February 1999. The lawsuits allege that certain investment banks, in exchange for allocations of public offering shares to their customers, received undisclosed commissions from their customers on the purchase of securities and required their customers to purchase additional shares of the Company in aftermarket trading. The lawsuits also allege that the Company should have disclosed in its public offering prospectus the alleged practices of the investment banks, whether or not the Company was aware that the practices were occurring. The Company believes the claims against it and certain of its current and former officers are without merit. The Company does not believe that the outcome of this litigation will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

In December 2001, Siemens Medical Solutions Health Services Corporation filed a lawsuit against the Company's subsidiary, PSC Healthcare Software, Inc. (formerly known as Health Systems Design Corporation ("HSD")) alleging breach of contract and fraud by HSD for failing to complete the development and delivery of a computer software product. Siemens seeks damages

(amounts in thousands, except per share amounts)

in excess of $10,000. The Company does not believe that the outcome of this litigation will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

License Agreement

In 1988, the Company entered into a license agreement with the Perot Systems Family Corporation and Ross Perot that allowed the Company to use the name "Perot" and "Perot Systems" in its business on a royalty-free basis. Mr. Perot and the Perot Systems Family Corporation may terminate this agreement at any time and for any reason. Beginning one year following such a termination, the Company would not be allowed to use the "Perot" name in its business. Mr. Perot's or the Perot Systems Family Corporation's termination of the Company's license agreement could materially and adversely affect the Company's business, financial condition, results of operations or cash flows.

12. Retirement Plan and Other Employee Trusts

During 1989, the Company established the Perot Systems 401(k) Retirement Plan, a qualified defined contribution retirement plan. The plan year is the calendar year. In 2001, the plan allowed eligible employees to contribute between 1% and 20% of their annual compensation, including overtime pay, bonuses and commissions. The plan was amended effective January 1, 2000, to change the Company's contribution to a formula matching 100% of employees' contributions, up to a maximum Company contribution of 4%. The plan was also amended to provide 100% vesting of all existing Company matching contributions for active employees and immediate vesting of any future Company matching contributions. Employees are not allowed to invest funds in the Company's Class A Common Stock. The Plan does allow for the Company's matching contribution to be paid in the form of Class A Common Stock, and employees are not restricted in selling any such stock. The Company's contributions, which were all made in cash, were $12,527, $12,319 and $11,830 for the years ended December 31, 2001, 2000, and 1999, respectively.

13. Supplemental Cash Flow Information

	2001	2000	1999
Cash paid (received) during the year for:			
Interest	$ 229	$ 83	$ 321
Income taxes	(17,839)	21,284	27,681
Non-cash investing and financing activities:			
Issuance of common stock for acquisition of businesses	–	50,000	–
Tax benefit of employee options exercised	17,128	16,078	35,909
Unrealized gain (loss) on marketable equity securities, net of tax	94	(13,974)	13,992

Notes to Consolidated Financial Statements

(amounts in thousands, except per share amounts)

14. Related Party Transactions

In September 2000, Ross Perot resigned as chief executive officer of the Company. He continues to serve the Company as chairman of the board of directors without cash or non-cash compensation. For the years ended December 31, 2000 and 1999, the Company has recorded compensation expense of $556 and $780, respectively, with an offset to Additional paid-in capital on the consolidated balance sheets.

The Company is providing, under a three-year contract, information technology and energy management services for Hillwood Enterprises L.P., which is controlled and partially owned by Ross Perot, Jr. This contract includes provisions under which the Company may be penalized if its actual performance does not meet the levels of service specified in the contract, and such provisions are consistent with those included in other customer contracts. For the years ended December 31, 2001 and 2000, the Company recorded revenue of $1,511 and $358 and direct cost of services of $1,032 and $203, respectively, and is expected to record revenue of approximately $4,600 over the three-year term. Prior to entering into this arrangement, the Audit Committee reviewed and approved this contract.

15. Earnings (Loss) Per Share

The following chart is a reconciliation of the numerators and the denominators of the basic and diluted per common share computations.

	2001	2000	1999
Basic Earnings (Loss) per Common Share			
Net income (loss)	$ (2,671)	$ 55,483	$ 75,497
Weighted average common shares outstanding	99,437	96,189	88,350
Basic earnings (loss) per common share	$ (0.03)	$ 0.58	$ 0.85
Diluted Earnings (Loss) per Common Share			
Net income (loss)	$ (2,671)	$ 55,483	$ 75,497
Weighted average common shares outstanding	99,437	96,189	88,350
Incremental shares assuming dilution	–	17,291	24,879
Weighted average diluted common shares outstanding	99,437	113,480	113,229
Diluted earnings (loss) per common share	$ (0.03)	$ 0.49	$ 0.67

For the year ended December 31, 2001, 46,042 options to purchase shares of the Company's common stock were excluded from the calculation of diluted earnings (loss) per common share because the impact was antidilutive given the reported net loss for the period. At December 31, 2000, options to purchase 18,662 shares of the Company's common stock were excluded from the calculation of diluted earnings per common share because the impact was antidilutive given that the exercise price for these options were greater than the average actual share price for the year ended December 31, 2000.

(amounts in thousands, except per share amounts)

16. Termination of Major Contract

The Company provided services for East Midlands Electricity (IT) Limited ("EME") under an agreement entered into during 1992, as amended. Under the terms and conditions of this agreement, EME had the right to terminate its relationship with the Company following a change in control of EME. In July 1998, EME was acquired and exercised this right. This termination was completed during 1999, and the Company received a cash payment of $10,620, which was fully recognized as revenue. Related expenses of $2,591 were charged to Direct cost of services and the resulting gain of $8,029 was included in Operating income (loss) in the consolidated statements of operations for the year ended December 31, 1999.

17. Realigned Operating Structure

During 2001, the Company realigned its operating structure in order to strengthen the Company's market position and reduce its costs. This realignment resulted in non-recurring charges of $74,690, of which $33,713 was recorded during the first quarter of 2001 and $40,977 was recorded during the third quarter of 2001. These charges are reflected in the consolidated statements of operations as follows: $4,952 is recorded in Direct cost of services and $69,738 is recorded in Selling, general and administrative expenses. These charges included the following:

- $39,624 related to the elimination of approximately 900 administrative and non-billable positions in all business functions and in all geographic areas of the Company;
- $25,860 for the consolidation and closure of facilities, including those facilities impacted by the Company's realigned operating structure and the consolidation of the Company's Dallas area operations into one facility located in Plano, Texas; and
- $9,206 related to adjustments to reduce the basis of certain facility related assets and the basis of software and other assets used in exited service offerings to their net realizable value.

The amounts accrued and the related payments and adjustments against these charges were as follows:

	Employee Related Costs	Facility Related Costs	Asset Basis Adjustments	Total
Charge for the quarter ended March 31	$ 23,812	$ 5,896	$ 4,005	$ 33,713
Charge for the quarter ended September 30	15,812	19,964	5,201	40,977
Less: cash payments and asset write-downs	(28,271)	(5,543)	(9,206)	(43,020)
Reclassification of categories	(900)	900	–	–
Remaining balance at December 31, 2001	$ 10,453	$21,217	$ –	$ 31,670

The remaining balance of $31,670 is included on the consolidated balance sheets in the amounts of $18,454 in Accrued and other current liabilities and $13,216 in Other non-current liabilities. The remaining balance is expected to be substantially settled by September 30, 2003.

As a part of the realigned operating structure, the Company exited a separately identifiable operation. For the year ended December 31, 2001, revenue and net operating losses for this

(amounts in thousands, except per share amounts)

operation were $0 and ($4,126), respectively. For the year ended December 31, 2000, revenue and net operating losses for this operation were $2,759 and ($29,066), respectively.

18. Subsequent Event

On January 1, 2002, the Company acquired all of the equity interests of the outstanding shares of Claim Services Resource Group, Inc. ("CSRG"), a corporation that provides claims processing and related services to the health insurance and managed care customers in the healthcare industry. As a result of the acquisition, the Company expanded its business process capabilities available to its customers. Total consideration included $49,422 in cash (net of $10,328 of cash acquired) and $3,131 in the form of 154 shares of the Company's Class A Common Stock. The transaction was accounted for as a purchase; accordingly, the results of operations of CSRG and the estimated fair value of assets acquired and liabilities assumed will be included in the Company's consolidated financial statements beginning on the acquisition date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of obtaining tangible and intangible asset appraisals and completing the plan of integration into the Company's operations; accordingly, the allocation of the purchase price is subject to refinement.

	As of January 1, 2002
Current assets	$15,907
Property, equipment and purchased software	2,115
Other non-current assets	399
Goodwill and other intangible assets	54,108
	72,529
Current liabilities	(9,317)
Non-current capital lease obligation	(330)
Net assets acquired	$62,882

Upon completion of the appraisals, the estimated fair value of goodwill will be assigned to the IT Solutions segment and will not be deductible for tax purposes.

(amounts in thousands, except per share amounts)

19. Supplemental Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2001:				
Revenue	$294,732	$291,287	$306,973	$311,709
Direct cost of services(1)	228,815	222,505	239,857	258,531
Gross profit	65,917	68,782	67,116	53,178
Net income (loss)(2)	(7,679)	16,501	(18,062)	6,569
Basic earnings (loss) per common share(3)	$ (0.08)	$ 0.17	$ (0.18)	$ 0.06
Diluted earnings (loss) per common share(3)	$ (0.08)	$ 0.15	$ (0.18)	$ 0.06
Weighted average common shares outstanding	97,600	98,513	99,926	101,659
Weighted average diluted common shares outstanding(4)	97,600	111,678	99,926	114,989
Year Ended December 31, 2000:				
Revenue	$274,582	$268,524	$276,092	$286,748
Direct cost of services	204,188	209,417	214,673	223,400
Gross profit	70,394	59,107	61,419	63,348
Net income (loss)(5)	38,146	13,075	12,111	(7,849)
Basic earnings (loss) per common share(3)	$ 0.41	$ 0.14	$ 0.12	$ (0.08)
Diluted earnings (loss) per common share(3)	$ 0.33	$ 0.12	$ 0.11	$ (0.08)
Weighted average common shares outstanding	93,381	96,380	97,260	97,686
Weighted average diluted common shares outstanding(6)	114,274	113,562	110,364	97,686

(1) Direct cost of services for the first quarter of 2001 includes $3,138 of expense associated with activities Perot Systems exited during the first quarter of 2001. Direct cost of services for the third quarter of 2001 includes $4,952 of asset basis adjustments for assets used in exited service offerings. Direct cost of services for the fourth quarter of 2001 includes $20,941 of expense attributable to the bankruptcy of ANC.

(2) Net income (loss) for the first and third quarters of 2001 includes $33,713 and $36,025, respectively, of expense associated with severance, asset basis adjustments and office consolidations and closures related to the Company's refined operations. Net income (loss) for the third quarter of 2001 also includes an $11,001 valuation allowance for certain foreign deferred tax assets.

(3) Due to changes in the weighted average common shares outstanding per quarter, the sum of basic and diluted earnings per common share per quarter may not equal the basic and diluted earnings per common share for the applicable year.

Notes to Consolidated Financial Statements

(amounts in thousands, except per share amounts)

(4) Weighted average diluted common shares outstanding exclude the impact of all options to purchase shares of the Company's common stock for the first and third quarters of 2001, as inclusion would be considered anti-dilutive given the reported net losses for the two periods.

(5) In the first quarter of 2000, the Company paid $22,100 in cash for the benefit of Solutions Consulting employees, which was recorded as a compensation charge. Net income (loss) for the first quarter of 2000 also includes a pretax gain of $38,851 on the sale of a minority equity interest and a pretax gain of $14,952 on the sale of marketable equity securities. In the fourth quarter of 2000, the Company incurred pretax lease exit costs of $1,920 and a pretax charge of $34,179 for asset impairments.

(6) Weighted average diluted common shares outstanding for the fourth quarter of 2000 exclude the impact of 12,099 shares of common stock equivalents, as inclusion would be considered anti-dilutive given the reported net loss for the period.

Publications of interest to current and potential Perot Systems investors are available from the Investor Relations Department. These include annual and quarterly reports and the Form 10-K filed with the United States Securities and Exchange Commission. Perot Systems will provide a copy of the Form 10-K to investors free of charge. Our Form 10-K is also available on the Securities and Exchange Commission Web site at www.sec.gov. The Internet versions of the 2001 annual report are available on the Perot Systems Web site at www.perotsystems.com. Other items on our Web site are not a part of this annual report. This annual report contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify such forward-looking statements by terminology such as "may," "will," "should," "could," "forecasts," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue." In evaluating all forward-looking statements, you should specifically consider various factors that may cause actual results to vary materially from those contained in the forward-looking statements, such as: the loss of major customers; Perot Systems' ability to achieve future sales; changes in its UBS relationship and variability of revenue and expense associated with its largest customer; the highly competitive market in which Perot Systems operates; the variability of quarterly operating results; changes in technology; changes in estimates; failure to retain skilled personnel; failure to properly manage growth; risks related to acquisitions; and risks related to international operations. Please refer to the Perot Systems Form 10-K for the fiscal year ended December 31, 2001, as filed with the U.S. Securities and Exchange Commission for additional information regarding risk factors. Perot Systems disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise.

CORPORATE OFFICE

Perot Systems Corporation
2300 W. Plano Parkway
Plano, TX 75075
+1 (972) 577-0000

INVESTOR SERVICES

Director of Investor Relations
Perot Systems Corporation
2300 W. Plano Parkway
Plano, TX 75075
Telephone: +1 (877) 737-6973
www.perotsystems.com/ir
E-mail: invest@ps.net

STOCK TRANSFER AGENT

Mellon Investor Services
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07600
Telephone: +1 (201) 329-8779
www.mellon-investor.com

ANNUAL MEETING

The 2002 annual meeting of stockholders is expected to be held on May 8, 2002. Notice of the annual meeting, along with the form of proxy and proxy statement, will be sent to shareholders before the meeting.

Market Price and Dividends

On February 25, 2002, there were approximately 3,418 record holders of our common stock. Perot Systems has not paid dividends on its common stock in the past, and does not currently intend to pay dividends in the future.

The high and low trading prices for each quarterly period during 2001 and 2000 were as follows.

	2000		2001	
	High	Low	High	Low
First Quarter	$27.94	$17.00	$13.50	$ 9.19
Second Quarter	20.06	9.31	18.28	9.53
Third Quarter	11.63	8.88	18.05	13.00
Fourth Quarter	11.19	7.81	21.11	15.15

Independent Accountants

PricewaterhouseCoopers LLP

Board of Directors

Ross Perot, Chairman
Ross Perot, Jr.
Steve Blasnik
James Champy
John S.T. Gallagher
William Gayden
Carl Hahn
Tom Meurer

Executive Leaders

Ross Perot, Chairman
Ross Perot, Jr., President and CEO
Peter Altabef, Vice President, General Counsel and Secretary
Darcy Anderson, Vice President, Global Business Operations
Pamela Arora, Chief Information Officer
Marc Barnett, Global Software Services
Randall Booth, Vice President, Sales and Marketing
Lou Buglioli, Vice President, Financial Services Industry Group
James Champy, Vice President
David Cohen, Vice President
Steve Curts, Vice President, Finance & Treasurer
Russell Freeman, Vice President and CFO
John Harper, Vice President, Finance & Corporate Development
Derrell James, Vice President, Global Infrastructure Services
David Kanally, Human Resources
Bob Kelly, Controller & Chief Accounting Officer
John King, Vice President and Founder
Scott Lang, Vice President, Strategic Markets Group
Chuck Lyles, Vice President, Healthcare Industry Group
Bob Mattana, Vice President, Industrial Services Group
Sharon O'Malley, Vice President
Richard Schroth, Vice President, Chief Technology Officer
Bob Suh, Vice President
John Vonesh, Vice President

Collaboration

Relationships

Results

2300 West Plano Parkway
Plano, Texas 75075-8499
USA
(972) 577-0000
www.perotsystems.com